FORM 6 – K/A

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

As of March 31, 2003

TUBES OF STEEL OF MEXICO, S.A.

(Translation of Registrant’s name into English)

TUBOS DE ACERO DE MEXICO, S.A.
Edificio Parque Reforma
Campos Eliseos #400
Mexico, D.F., 11560 Mexico
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑   Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURE

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tubos de Acero de México, S.A.’s notice of extraordinary and ordinary general meeting of shareholders and proxy statement, as corrected, together with the 2002 annual report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2003

Tubos de Acero de México, S.A.

By:	/s/ Cecilia Bilesio

Cecilia Bilesio Corporate Affairs

JP MORGAN CHASE BANK

1 Chase Manhattan Plaza Floor 40

New York, N.Y. 10081

     Re: TUBOS DE ACERO DE MEXICO, S.A.

To:	Registered Holders of American Depositary
Receipts for Shares of Common Stock,
No Par Value (“Common Stock”), of
Tubos de Acero de México, S.A.:

      The Depositary is forwarding to holders of American Depositary Receipts the enclosed Notice of Extraordinary and Ordinary General Meeting of Shareholders and Proxy Statement of Tubos de Acero de México, S.A. (the “Company”) and is providing the enclosed form of Instructions pursuant to its obligation to make available to such holders information with respect to meetings of shareholders of the Company and to receive instructions from such holders as to the manner in which the voting rights pertaining to the Company’s shares of Common Stock represented by such Receipts should be exercised.

      Holders of American Depositary Receipts of record as of March 28, 2003 desiring to instruct the Depositary as to the exercise of voting rights pertaining to the shares of Common Stock represented by such Receipts should complete, date and execute the enclosed form of Instructions and return it to the Depositary by 3:30 p.m., New York time, on April 25, 2003 in the accompanying return envelope, to which no postage need be affixed if mailed in the United States. Upon receipt of such Instructions, the Depositary, in cooperation with the Company, will vote the shares of Common Stock represented by such Receipts. In the absence of receiving such Instructions from the holder of an American Depositary Receipt, the Depositary shall deem the holder of such Receipt to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares of Common Stock represented by such Receipt.

      Any holder of an American Depositary Receipt is entitled to revoke any Instructions previously given by such holder by filing with the Depositary a written revocation or duly executed Instructions bearing a later date at any time prior to 3:30 p.m., New York time, on April 25, 2003.

      No Instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on April 25, 2003.

JP MORGAN CHASE BANK
Depositary

March 31, 2003

New York, New York

TUBOS DE ACERO DE MEXICO, S.A.

Km. 433.7 Carretera México-Jalapa-Veracruz,

Veracruz, México

Notice of Extraordinary and Ordinary General Meeting of Shareholders

to be held on April 30, 2003

       By resolution of the Board of Directors of Tubos de Acero de México, S.A. (the “Company”), notice is hereby given to holders of shares of common stock of the Company that an Extraordinary and Ordinary General Meeting of Shareholders (the “Meeting”) will be held on April 30, 2003, at 10:30 a.m., at the Company’s Corporate domicile, Km. 433.7 Carretera México-Jalapa-Veracruz, Veracruz, México, and if a quorum shall not be available for the Meeting, a meeting with lower quorum requirements will be held on the same day at the same place at 11:00 a.m. The meeting will be conducted in two parts. During the Extraordinary portion of the Meeting, shareholders will vote with respect to the items listed below under the heading “Extraordinary”. Immediately thereafter, the Extraordinary portion of the Meeting will conclude and shareholders will vote with respect to the items listed below under the heading “Ordinary”.

Extraordinary

1.	Cancellation of the listing of the Company’s securities on the Bolsa Mexicana de Valores (the Mexican Stock Exchange) and the American Stock Exchange, termination of the Company’s American Depositary Receipts Program and termination of the registration of the Company’s securities with the U.S. Securities and Exchange Commission as a result of the exchange offer by Tenaris S.A. consummated on December 17, 2002.

2.	Reduction of the Company’s outstanding capital stock as a result of the cancellation of shares of the Company’s Common Stock and amendment to Article Six of the Company’s By-Laws to reflect such reduction.

3.	Amendment to Article Two of the Company’s By-Laws to modify the Company’s corporate purpose.

4.	Appointment of attorneys in fact to formalize the Minutes of the Meeting before a Notary Public.

Ordinary

1.	Presentation of the reports from the Company’s Board of Directors and the Shareholders’ Examiner with respect to the operations and financial statements of the Company as of December 31, 2002 and 2001, and approval of such reports and such financial statements and of the allocations of profits for fiscal year 2002, including payment of a dividend in the amount of US$0.08748 per share equivalent to US$0.4374 per ADR and the creation of a reserve for future dividends.

2.	Election of Directors, Shareholders’ Examiners and their Alternates; fixing of their fees for fiscal year 2002.

3.	Presentation of the report from the Audit Committee in accordance with Article 14 Bis 3 of the Securities Market Law.

4.	Approval of the fees paid to the Independent Accountants for fiscal year 2002 and appointment of the Independent Accountants for fiscal year 2003.

5.	Appointment of attorneys in fact to formalize the Minutes of the Meeting before a Notary Public.

      In order to attend the Meeting, shareholders must deposit their certificates representing shares of the Common Stock at the Company’s offices in México City, or at S.D. Indeval, S.A. de C.V., or with any banking institution in México or abroad, prior to 18:00 hours on April 25, 2003. If the deposit is made with a banking institution, evidence of such deposit must be delivered to the Company’s offices in México City not less than two days prior to the date set for the Meeting. Deposits made to participate in the Meeting shall also be valid to participate, if necessary, in the later meeting with lower quorum requirements.

      Copies of the Proxy Statement furnished by the Company in connection with the Meeting may be obtained from JPMorgan Chase Bank, c/o Proxy Services Corporation, Distribution Center, Attn: Anthony Annucci 115, Amity Street, Jersey City, N.J. 07304.

Félix Todd Piñero
Secretary of the Board of Directors

March 31, 2003

Veracruz, Ver., México

TUBOS DE ACERO DE MEXICO, S.A.

Km. 433.7 Carretera México-Jalapa-Veracruz,

Veracruz, México

PROXY STATEMENT

Extraordinary and Ordinary General Meeting of Shareholders

to be held on April 30, 2003.

March 31, 2003

      This Proxy Statement is furnished by Tubos de Acero de México, S.A. (the “Company”) in connection with the above-mentioned Meeting of Shareholders (the “Meeting”) to be held for the purposes set forth in the accompanying Notice of Meeting at the Company’s corporate domicile, Km. 433.7 Carretera México-Jalapa-Veracruz, Veracruz, México.

      As of March 24, 2003, there were issued and outstanding 342,934,120 shares of Common Stock (no par value) (the “Common Stock”) of the Company, including 18,513,280 shares of Common Stock (the “Deposited Shares”) deposited with Banco Nacional de México, S.A., as agent for JPMorgan Chase Bank, the Depositary (the “Depositary”), under the Deposit Agreement, dated as of January 1, 1964, as subsequently amended and restated (the “Deposit Agreement”), among the Company, the Depositary and all holders from time to time of American Depositary Receipts (the “ADRs”) issued thereunder. The Deposited Shares are represented by American Depositary Shares (the “American Depositary Shares” or the “ADSs”) which are evidenced by the ADRs (one ADR equals five Shares).

      Each holder of shares of Common Stock is entitled to one vote per share. Any holder of record of ADRs as of March 28, 2003 who desires to have the Deposited Shares with respect to its ADRs voted per such holder’s Instructions at the Meeting should complete, date, sign and return to the Depositary the enclosed form of Instructions by 3:30 p.m., New York time, on April 25, 2003. The Depositary, in cooperation with the Company, will thereupon vote such Deposited Shares. However, pursuant to Section 4.07 of the Deposit Agreement, if no instructions are received by the Depositary from any holder of ADRs by 3:30 p.m., New York time, on April 25, 2003, then the Depositary shall deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the Deposited Shares corresponding to his ADRs. Any holder of ADRs is entitled to revoke any Instructions which it has previously given by filing with the Depositary a written revocation or duly executed Instructions bearing a later date at any time prior to 3:30 p.m., New York time, on April 25, 2003. No Instructions or revocations or revisions thereof shall be accepted by the Depositary after 3:30 p.m., New York time, on April 25, 2003.

CANCELLATION OF THE LISTING OF THE COMPANY’S SECURITIES ON THE BOLSA MEXICANA DE VALORES AND THE AMERICAN STOCK EXCHANGE, TERMINATION OF THE COMPANY’S AMERICAN DEPOSITARY RECEIPTS PROGRAM AND TERMINATION OF THE REGISTRATION OF THE COMPANY’S SECURITIES WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

      As a result of an exchange offer consummated on December 17, 2002, Tenaris S.A. (“Tenaris”) holds directly or indirectly 94.50% of the total outstanding capital stock of the Company. Accordingly, Tamsa no longer continues to meet the listing criteria of the Bolsa Mexicana de Valores and therefore is required to terminate the listing of its shares on such market.

      In addition, in order to continue the integration and consolidation process of Tamsa into Tenaris that began with the corporate reorganization of Tenaris and its subsidiaries, including the Company, completed on October 18, 2002, and the exchange offer consummated on December 17, 2002, Tenaris has requested that each of the American Depositary Receipts (ADR) Program of the Company, the listing of the Company’s American Depositary Securities (ADSs) on the American Stock Exchange and the registration of the Company’s securities with the U.S. Securities and Exchange Commission be terminated as soon as practicable in accordance with applicable law. Tenaris has also informed the Company that, subject to obtaining any requisite regulatory approvals, it intends to make a second exchange offer that would allow the remaining public shareholders of the Company to exchange their shares and ADSs for shares and ADSs of Tenaris.

      The delisting procedures will be conducted in accordance with the laws and regulations applicable in the respective markets.

      The Board of Directors recommends a vote FOR approval to delist the shares of the Company from the Mexican Stock Exchange, to terminate the Company’s ADR Program, to delist the Company’s ADSs from the American Stock Exchange and to terminate the registration of the Company’s securities with the U.S. Securities and Exchange Commission, in each as soon as practicable in accordance with applicable law.

CANCELLATION OF THE COMPANY’S SHARES AND CONSEQUENT REDUCTION OF THE

COMPANY’S OUTSTANDING CAPITAL STOCK AND
AMENDMENT TO THE COMPANY’S BY-LAWS

      On December 16, 2002, Tamsider, S.A. de C.V., a wholly owned subsidiary of the Company, reduced its capital stock. As a consequence, the Company received as payment 3,650,000 shares of the Company’s Common Stock. The Board of Directors determined that these shares would not be re-offered for sale to public investors, and therefore such shares were cancelled as required by applicable law. Consequently, the Board of Directors recommends a reduction of the Company’s capital stock by 3,650,000 shares.

      The Company further proposes that, at the Extraordinary portion of the Meeting, shareholders amend the Company’s By-Laws (Estatutos Sociales).

      Following is a translation of proposed Article Six of the amended By-Laws:

      “ARTICLE SIX.- The paid-in capital stock is the amount of Ps.$1,182,500,160 and it is represented by one sole Series consisting of 339,284,120 shares. All shares are common, without any par value, are fully subscribed and paid, are in book-entry form and grant their holders the same rights and obligations.”

      The Board of Directors recommends a vote FOR approval.

AMENDMENT TO ARTICLE TWO OF THE COMPANY’S BY-LAWS

      As a result of the exchange offer consummated on December 17, 2002, the Company is now a 94.50% subsidiary of Tenaris and as such in a position to benefit from group synergies. While other subsidiaries of Tenaris are in a position to guarantee the obligations of the Company, the Company’s current By-Laws only allow it to guarantee the obligations of companies where the Company holds equity interest, but not of other subsidiaries of Tenaris. Accordingly, it is in the best interest of the Company to amend its By-laws to allow it to guarantee obligations of other companies controlled by Tenaris.

      Following is a translation of proposed Article Two, section IX of the amended By-Laws.

      “IX. To guarantee by any means, including aval and bonds any debts and obligations of companies controlled directly or indirectly by Tenaris, S.A. and to provide such guarantees jointly and severally or severally.”

      Because it believes the proposed amendments to the By-Laws are in the best interests of the Company and its stockholders, the Board of Directors recommends a vote FOR this proposal.

APPROVAL OF THE COMPANY’S FINANCIAL STATEMENTS AND

APPROVAL OF A DIVIDEND PAYMENT

      On June 14, 2002, following the approval of the Company’s audited financial statements for the year ended December 31, 2001 by the Company’s shareholders meeting, the Company’s independent accountants removed the qualification with respect to the value of the Company’s investment in Consorcio Siderurgia Amazonia Ltd. (the “Amazonia Consortium”) and the recoverability of indebtedness owed to the Company by the Amazonia Consortium. Accordingly, the Company’s audited financial statements for the year ended December 31, 2001, as restated, are submitted to the shareholders meeting for approval.

      The Board of Directors recommends a vote FOR approval of the Company’s Financial Statements as of December 31, 2001 and 2002, to be submitted at the Meeting and made available to shareholders as set forth in the accompanying Notice of Meeting. Under Mexican law, the Company’s Financial Statements must be submitted to shareholders at the Meeting for discussion, approval or, if appropriate, amendment. The approval of the Financial Statements by the shareholders does not affect or limit the Company’s responsibility to present the Financial Statements fairly. The Consolidated Statements of Financial Position of the Company and its Subsidiaries for the years ended December 31, 2002 and 2001, the related Consolidated Statements

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of Earnings, Consolidated Statements of Changes in Financial Position, the related Notes to Consolidated Financial Statements, the Auditors’ Report on such Financial Statements and Management’s Discussion and Analysis of Results of Operations and Financial Condition are included in the Company’s 2002 Annual Report, a copy of which is enclosed herewith.

      The Board of Directors further recommends a vote FOR approval of a dividend in the amount of US$29,680,575 (to be declared in U.S. dollars and equivalent to Mexican pesos 328,219,671 at the February 27, 2003 exchange rate of Mexican pesos 11.0584 per U.S. dollar as published in the Official Gazette of the Federation), or US$0.08748 per share equivalent to US$0.4374 per ADR currently issued and outstanding, from the Company’s retained earnings of Mexican pesos 14,426,711,000. Upon approval of this resolution, the Board of Directors shall determine, in its discretion, the terms and conditions of the dividend payments, including the record date. Until payment, this amount shall remain in the retained earnings account.

      Additionally, the Board recommends a vote FOR approval for the creation of a reserve of US$70,000,000.00 from the Company’s retained earnings for the payment of future dividends. Upon approval the Board of Directors will have the authority to determine, the amounts, dates, terms and conditions for this dividend payment.

ELECTION OF DIRECTORS AND SHAREHOLDERS’ EXAMINERS,

FIXING OF THEIR FEES FOR THE FISCAL YEAR 2002

      The Company’s By-Laws (Estatutos Sociales) provide for the annual election by the holders of Common Stock of a Board of Directors of not less than five persons and of an Alternate for each Director. The function of an Alternate Director is to attend and vote at Directors’ Meetings in place of the Director for which he is the Alternate in the event such Director is unable to attend. The Articles of Incorporation also provide for the annual election at the Meeting of one or more Examiners and Alternate Shareholders’ Examiners. The Shareholders’ Examiners participate in the meetings of the Board of Directors of the Company without the right to vote, observe the conduct of the operations of the Company on behalf of the shareholders and report to the shareholders annually. Under Mexican law, Directors and Shareholders’ Examiners and their Alternates may only be nominated and elected by the Shareholders at the Meeting.

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      The present Board of Directors of the Company is composed of 11 Directors and their respective Alternates and one Shareholders’ Examiner and his respective Alternate. The Board of Directors of the Company recommends to reduce the number of Directors to 8 and recommends a vote FOR the following persons as Directors and Shareholders’ Examiner and their respective Alternates:

Directors	Alternates

Paolo Rocca	Cecilia Bilesio
Guillermo F. Vogel	Javier Pérez Rocha
Vincenzo Crapanzano	Gerardo Varela
Roberto Einaudi	Fernando R. Mantilla
Adalberto Cortesi	Alejandro Cervantes Riba
Gianfelice Rocca	Roberto Altamura
Luiz Alberto Aziz	Hernando Sabau García
Carlos Abedrop	Emilio Paulon G.

Shareholders’ Examiner	Alternate

Enrique Osorno Heinze	Juan Manuel Cárdenas López

      If any of such persons should not be nominated or refuse nomination or be unavailable for election, the Depositary shall deem the holders of ADRs to have instructed the Depositary to give a discretionary proxy to a person designated by the Company to vote the shares Common Stock represented by such ADR. Each Director, Shareholders’ Examiner and Alternate Director or Alternate Shareholders’ Examiner elected will hold office until the next annual Ordinary General Meeting of Shareholders and until his successor is appointed and qualifies. In case of death, incapacity, resignation or removal of a Director, his Alternate will hold his office until the next annual Ordinary General Meeting of Shareholders.

Background

      All of the Directors and the Shareholders’ Examiners recommended by the Board of Directors of the Company are candidates proposed by Tenaris.

      The Board of Directors of the Company met five times during 2002. On May 10, 2002 by resolution of the Board of Directors, an Audit Committee was created. Besides this Audit Committee, the Board of Directors has no executive, nominating or compensation committee, or any committees exercising similar functions.

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Management

      Certain information with respect to the present Officers, Directors and Shareholders’ Examiners, and their respective Alternates, is given below.

			Director
			or
		Officer	Alternate
Name	Position with the Company	Since	Since

Paolo Rocca	Director and Chairman of the Board of Directors		1993

Adalberto Cortesi	Director and Vice Chairman of the Board of Directors		1993

Guillermo F. Vogel	Director and Vice Chairman of the Board of Directors	1983	1984

Vincenzo Crapanzano	Director and Executive Vice President and Director Managing	2000	2000

Carlos Abedrop	Director		1981

Luis Betnaza	Director		1995

Roberto Einaudi	Director		1952

Mario Laborín Gómez	Director		2001

Gianfelice Rocca	Director		1983

José Luis Romero Hicks	Director		2001

Gerardo Varela	Alternate Director and Chief Financial Officer	1992	1999

Adrián Rojí	Alternate Director	1976	2000

Roberto Altamura	Alternate Director		1993

Luis Alberto Aziz	Alternate Director		1997

Mario Bonechi	Alternate Director		1994

Alejandro Cervantes Riba	Alternate Director		1993

Abel Jacinto	Alternate Director		2000

Fernando Mantilla	Alternate Director		1993

Emilio Paulon G	Alternate Director		1981

Javier Pérez Rocha	Alternate Director		1988

Federico Patiño Márquez	Alternate Director		2002

Félix Todd Piñero	Secretary of the Board of Directors and Legal Director	1993

Francisco J. Muñoz	Assistant Secretary of the Board of Directors	2001

Cecilia Bilesio	Corporate Affairs Director	1996

Emilio Cerri	Service and Maintenance Manager	1993

Sergio de la Maza	Domestic Sales Director	2001

Claudio Gugliuzza	Administrative Director	1999

Gustavo Kehr	Director of Operations	1999

Marcelo de Virgiliis	Export Sales Director	2002

Héctor Quintanilla	Quality Director	1995

Julio Eduardo Stulich	Sales Operations Manager	2000

Roberto Vilate	Technical Director	2000

Enrique Osorno Heinze	Shareholders’ Examiner	1999

Juan Manuel Cárdenas L	Alternate Shareholders’ Examiner	2002

Compensation

      The aggregate compensation paid by the Company during 2002 to all Directors, Alternate Directors and Executive Officers (including the Secretary and the Assistant Secretary of the Board) as

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a group was Mexican pesos 63,126,081.19. No remuneration was paid to the Shareholders’ Examiner or his Alternate during the period.

REPORT FROM THE AUDIT COMMITTEE

      On May 10, 2002 an Audit Committee was created in accordance with the Mexican Securities Law. The Audit Committee is comprised of three members of the Board of Directors (Luis Aziz – Chairman-, Emilio Paulon G. and Gerardo Varela), the majority of which, including the chairman, are independent Directors. The Shareholders’ Examiners must attend as guests, with the right to express their opinion but without the right to vote. The Audit Committee is required to issue a report to be submitted to the general shareholders meeting.

APPOINTMENT OF INDEPENDENT ACCOUNTANTS

      It is proposed that PricewaterhouseCoopers be reappointed as Independent Accountants of the Company. This firm, as Independent Accountants of the Company for fiscal year 2002, received a fee of Mexican pesos 1,910,000 for services rendered during such period. The Board of Directors of the Company recommends a vote FOR approval of the fee paid to PricewaterhouseCoopers in 2002 and the reappointment of PricewaterhouseCoopers as independent accountants of the Company in 2003.

QUORUM AND VOTE REQUIRED FOR APPROVAL

Extraordinary and Ordinary General Meeting:

      The quorum required for the Extraordinary portion of the Meeting, called for 10:30 a.m on April 30, 2003, will be 75% of the outstanding shares of Common Stock, but if no quorum for the Extraordinary portion is available, a second meeting will be held one-half hour later on the same day and at such second meeting the quorum required will be 50%. The affirmative vote of at least 50% of the outstanding Common Stock is required for approval of the matter to be voted upon at the Extraordinary portion of the Meeting. The quorum required for the Ordinary Portion of the Meeting to be held immediately after the Extraordinary portion of the Meeting, will be 50% of the outstanding shares of Common Stock, but if no quorum for the Ordinary portion is available, a second meeting will be held one-half hour later on the same day with no minimum quorum requirements. The affirmative vote of a majority of the outstanding Common Stock represented at the Ordinary portion of the Meeting is required for approval of each of the matters to be voted upon.

OTHER MATTERS

      Management is not aware of any matters which may properly come before the Meeting other than those outlined in the accompanying Notice of Meeting or relating thereto. However, should any such matters properly come before the Meeting, the Company understands that it is the intention of the Depositary to vote the enclosed Instructions in accordance with its judgment on such matters.

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      The Company will bear the cost of solicitation of Instructions. In addition to the use of the mail, Instructions may be solicited by officers and regular employees of the Company, personally, by telephone or telegraph, and the Company may reimburse persons holding ADRs in their names or those of their nominees for their expenses in sending soliciting material to their principals.

      The Company anticipates that the next Ordinary General Meeting of Shareholders will be held on or about April 30, 2004. The exact date, time and place for such Meeting has not yet been determined. A shareholder who intends to present a proposal at the next Ordinary General Meeting must submit the written text of the proposal to the Company no later than March 14, 2004, in order for the proposal to be considered for inclusion in the Company’s Proxy Statement for that meeting.

      PricewaterhouseCoopers are the Independent Accountants of the Company. They will have a representative present at the Meeting who will have an opportunity to make a statement, if he or she desires to do so, and to respond to appropriate questions.

By Resolution of the Board of Directors

Félix Todd Piñero
Secretary of the Board of Directors

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2002 ANNUAL REPORT

Company Profile

      Tubos de Acero de México, S.A. (Tamsa) is a global leader in seamless steel pipe products and services.

      The Company’s primary products are Oil Country Tubular Goods (OCTG) and line pipe, which are used in various phases of oil and gas production and transportation. OCTG includes casing — used to support the walls of oil and gas wells during and after drilling —, and tubing — which is used to extract crude oil and gas after drilling is completed ––. Line pipe transports crude oil and natural gas from the wells to refineries, storage tanks and loading and distribution centers. In addition, Tamsa provides comprehensive design, engineering, testing and project management support to its international client base.

      Tamsa’s products are manufactured in a wide variety of specifications to meet clients’ requirements for steel grades, wall thicknesses, diameters, lengths and connections.

      The Company also manufactures weldable pipe fittings, cold-drawn pipe and other mechanical and structural seamless pipe for industrial usage.

      With sales to more than 60 countries and a dominant home market position as Mexico’s sole producer of seamless steel pipe, Tamsa continues to invest in research and development (R&D), automation and capacity expansion in order to broaden the Company’s product range, generate efficiency gains, exploit new opportunities in value-added products, and enhance and streamline services. Tamsa recorded revenues of approximately US$680 million in 2002.

      Tamsa is a member of the Tenaris, which has manufacturing facilities in Argentina, Brazil, Canada, Italy, Japan, Mexico and Venezuela and a network of customer service centers present in over 20 countries worldwide, Tenaris is a leading global manufacturer of seamless steel pipes and provider of pipe handling, stocking and distribution services to the oil and gas, energy and mechanical industries as well as a leading regional supplier of welded steel pipes for gas pipelines in South America.

TUBOS DE ACERO DE MÉXICO, S.A. AND SUBSIDIARIES

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Letter to Our Shareholders

      Tamsa will always look back on 2002 as a tremendously important year in its history. Through a public share exchange offer that involved our company as well as Siderca and Dalmine, on December 16, 2002, Tenaris was born. The new company will be listed on the Mexican Stock Exchange as well as in Buenos Aires and Milan, and its ADS will be traded on the New York Stock Exchange. Today, Tenaris represents a global reality, bringing together numerous industrial and commercial operations, and standing at the forefront of the international market for steel tubes and related services. As a result of the enthusiastic response to its exchange offering, Tenaris now owns 94.50% of Tamsa’s capital stock.

      I want to especially thank those who have been Tamsa shareholders from the start, for the support and confidence they have shown in our company over the years. This support has enabled us to advance with extraordinary vigor in Mexico and abroad. The Tamsa shareholders that have further expressed their confidence by choosing to be shareholders of Tenaris can look toward the future with the certainty that they have helped to build a financially solid organization, with integrated global operations, and with the capacity to continually offer innovative products and services.

      With a 50-year history, and exports to more than 60 countries since the mid-1980s — thanks to strong investment in the multi-stand pipe mill and the melt shop, which doubled output and production capacity — we continue to globalize our productive and commercial base. Starting from the alliance with Siderca (Argentina) in 1993 and with Dalmine (Italy) in 1996, and continuing with the incorporation of Tavsa (Venezuela) in 1998, NKKTubes (Japan) and AlgomaTubes (Canada) in 2000, Tamsa became the international leader in the production of seamless steel tubes. In 1998, Confab (Brazil) and Siat (Argentina) joined the alliance, broadening our range of products with the inclusion of two seamless steel tube manufacturers. In 2001, we launched the Tenaris brand, which joins together all these industrial assets plus the international commercial network that serves them: Tenaris Global Services. From our starting point in Mexico, after considerable investment and inspired by our confidence in this country, we have earned the recognition of clients around the world for the quality of our products and services.

      In 2002, our net sales fell 2.5% to Ps6,728 million, and total sales volume declined 6.5% to 685,248 metric tons, due primarily to an 8.3% reduction in export sales volume, a 49.1% decline at Tavsa, and a 4.5% drop in the domestic market for non-OCTG, offset in part by a 22.8% growth of the domestic market for oil pipe. Increased demand from Pemex operations in northern and southern Mexico was the main reason for this growth. Pipe demand in northern Mexico, in connection with Pemex’s Strategic Natural Gas Program, remained stable during the year because Pemex held gas output quotas steady in order to meet domestic demand. In the southern region, demand for pipes rose primarily because of increased investment in exploration and production activity.

      The drop in sales volume to domestic non-OCTG clients was the result of a downturn in industrial production in the Mexican economy throughout most of the year, combined with the sluggish recovery of the U.S. economy, which affected the automotive and industrial sectors. The 8.3% annual reduction in sales volume is attributed to lower drilling activity in Latin America (mainly Venezuela), Europe and Canada, offset partly by greater activity in the Middle East and Africa, where in fact sales rose. The 49.1% reduction in sales volume at Tavsa was due to a reduction in demand from PDVSA and decreased exploration and production activity in the Venezuelan oil sector, in turn the result of adverse economic and political conditions in that country.

      Tamsa operated at capacity utilization levels of more than 80% in its plants, and exports accounted for 71% of its sales, proving its capacity to compete in the most demanding international markets. This brought our operating margin to 20.7%, EBITDA to Ps1,864 million (a margin of 27.7%) and net earnings of Ps1,136 million (a net margin of 16.9%).

      Despite the Mexican economy’s lack of vigor during the year, we redoubled our commitment to supporting the community in Veracruz, which is home to our industrial facilities. We participated through contributions to schools, libraries and scholarship funds, and helped build public works for the region’s poorer communities.

      I would also like to express my deep gratitude to our employees, whose dedication and professionalism throughout even the most difficult moments allowed us to continue bringing in excellent results, and to stay on the path to growth on a global level.

      To our shareholders, I am pleased to announce that for the sixth year in a row the Board of Directors has proposed a dividend payment to its stockholders, amounting to US$0.08748 per share, or US$0.4374 per ADR (one ADR = five shares).

      Thus, despite the restrictive economic climate prevailing today in Mexico, we believe that through Tenaris, we are better positioned to continue investing in this country and to maintain our position as leading producers and exporters.

Sincerely,

Paolo Rocca

Chairman of the Board of Directors
Veracruz, Mexico
March 2003

Key Financial / Operating Figures*

Tubos de Acero de México, S.A. and Subsidiaries

Year-end data	2002	2001

Net sales	6,728,275	6,899,027
Operating profit	1,391,223	1,542,785
Operating profit plus depreciation and amortization (EBITDA)	1,863,820	1,951,555
Income before taxes, employees’ statutory profit sharing, equity in associated companies and extraordinary item	1,212,184	1,473,845
Net income for the year	1,136,023	578,638
Earnings per share**	3.35	1.71
Earnings per ADS**	16.75	8.55
Weighted average number of shares outstanding**	339,284,120	339,284,120
Total assets	14,320,112	12,578,283
Total financial debt	1,723,219	1,608,970
Total liabilities***	5,369,728	4,949,637
Capital stock	10,694,466	10,694,466
Total shareholders’ equity	8,951,384	7,628,646

*	Peso amounts are expressed in thousands of constant Mexican pesos with purchasing power as of December 31, 2002, except outstanding shares and per share and ADR amounts.

**	On July 10, 2001, the Company made a stock-split at a ratio of five new shares to one share of the 1999 issue; and modified the ADR ratio to one ADR for five new shares. See note 5 to Tamsa’s annual financial statements.

***	Includes a deferred tax liability of Ps.2,171,121 in 2002 and Ps.2,154,157 in 2001 resulting from the adoption of Statement D-4 (Deferred income tax) under Mexican GAAP, which became effective on January 1, 2000.

Sales Volume

Pipe products

	Sales to		Sales to
	Pemex		other
	and drilling		domestic								Total pipe
	companies		customers		Export sales		Tavsa		Riga		sales

		% of		% of		% of		% of		% of		% of
	Metric	total	Metric	total	Metric	total	Metric	total	Metric	total	Metric	total
	tons	vol.	tons	vol.	tons	vol.	tons	vol.	tons	vol.	tons	vol.

2002	101,364	14.8%	53,633	7.8%	488,986	71.4%	21,188	3.1%	8,164	1.2%	673,335	98.3%
2001	82,546	11.3%	56,179	7.6%	533,471	72.8%	41,658	5.7%	6,189	0.8%	720,043	98.2%

% of change		22.8%		– 4.5%		– 8.3%		– 49.1%		31.9%		– 6.5%

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Other
	products		Total

		% of
	Metric	total	Metric
	tons	vol.	tons

2002	11,913	1.7%	685,248
2001	12,902	1.8%	732,945
% of change		– 7.7%	– 6.5%

Statistical Data

Selected Financial Data

      (Thousands of Mexican pesos with purchasing power as of December 31, 2002 except outstanding shares and per share amounts.)

Year-end data	2002	2001	2000	1999	1998

Income statement data:
Net sales	6,728,275	6,899,027	6,463,007	5,103,316	8,269,197
Operating costs and expenses	(5,337,052)	(5,356,242)	(5,406,737)	(4,542,881)	(5,863,429)
Operating profit	1,391,223	1,542,785	1,056,270	560,435	2,405,768
Comprehensive financing (cost) income	(165,924)	(42,106)	(88,544)	(146,049)	(489,759)
Gain on sale of subsidiary(1)	–	–	–	–	527,451
Income before taxes, employees’ statutory profit sharing, equity in associated companies and extraordinary item	1,212,184	1,473,845	957,847	428,372	2,453,957
Income tax, asset tax and employees’ statutory profit sharing	(60,114)	(592,710)	(483,763)	(407,282)	(826,677)
Equity in loss of associated companies(2)	(16,047)	(290,930)	(52,608)	(379,135)	(233,420)
Net income (loss) for the year	1,136,023	578,638	421,496	(92,871)	1,957,987
Weighted average number of common shares outstanding(3)	339,284,120	339,284,120	339,284,120	339,409,820	345,467,065
Earnings (loss) per share	3.35	1.71	1.24	(0.27)	5.67
Balance sheet data:
Working capital	3,167,509	2,712,465	2,523,247	1,710,979	2,731,097
Total assets	14,320,112	12,578,283	12,804,185	13,127,508	16,324,148
Long-term debt	683,203	1,361,585	1,056,344	–	666,158
Shareholders’ equity	8,951,384	7,628,646	7,786,771	10,693,199	12,822,880

(1)	Income from the sale of TF de México, S.A. de C.V., a subsidiary of the Company.

(2)	Mainly corresponding to Tamsa’s equity participation in Consorcio Siderurgia Amazonia, Ltd. See Note 11 to the Consolidated Financial Statements.

(3)	Amounts exclude 3,650,000 shares for 1998, 1999, 2000 and 2001 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. As of June 16, 1993, an additional 66,978,000 shares of common stock were issued and paid in. On November 1, 1991, 35,000,000 shares of common stock were issued. During 1997, 7,982,910 of these shares were converted, and the remaining 27,017,090 shares were canceled. Additionally, 351,790 shares and 1,001,790 shares held in treasury were canceled during 1997 and 1998, respectively. Tamsa purchased 10,100,000 shares which were canceled on April 28, 1999. On July 10, 2001, each outstanding share of Tamsa’s common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa’s consolidated financial statements.

Board of Directors

Paolo Rocca	Chairman of the Board
Adalberto Cortesi	Vice Chairman of the Board
Guillermo F. Vogel	Vice Chairman of the Board
Carlos Abedrop	Director
Luis Betnaza	Director
Adalberto Cortesi	Director
Vincenzo Crapanzano	Director
Roberto Einaudi	Director
Mario Laborín Gómez	Director
Gianfelice Rocca	Director
Paolo Rocca	Director
José Luis Romero Hicks	Director
Guillermo F. Vogel	Director
Emilio Paulon	Alternate Director
Gerardo Varela	Alternate Director
Alejandro Cervantes Riba	Alternate Director
Adrián Rojí	Alternate Director
Mario Bonechi	Alternate Director
Federico Patiño Márquez	Alternate Director
Roberto Altamura	Alternate Director
Fernando Mantilla	Alternate Director
Abel Jacinto	Alternate Director
Javier Pérez Rocha	Alternate Director
Luis Alberto Aziz	Alternate Director
Enrique Osorno Heinze	Shareholders’ Examiner
Juan Manuel Cárdenas López	Alternate Shareholders’ Examiner
Félix Todd Piñero	Secretary of the Board
Francisco J. Muñoz	Assistant Secretary of the Board
Independent Accountants	PricewaterhouseCoopers

Executive Officers

Vincenzo Crapanzano	Executive Vice President and Managing Director
Cecilia Bilesio	Corporate Affairs Director
Sergio de la Maza	Domestic Sales Director
Marcelo de Virgiliis	Export Sales Director
Claudio Gugliuzza	Administrative Director
Gustavo Kehr	Director of Operations
Héctor Quintanilla	Quality Director
Julio Eduardo Stulich	Sales Operations Manager
Félix Todd Piñero	Legal Director
Gerardo Varela	Chief Financial Officer
Roberto Vilate	Technical Director

Management’s Discussion and Analysis of Financial Condition and Result of Operations

      The following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto included in this annual report of Tubos de Acero de México, S.A. (Tamsa). Tamsa prepares its financial statements in conformity with generally accepted accounting principles in Mexico, commonly referred to as “Mexican GAAP.” Mexican GAAP differ in some important respects from U.S. GAAP. See note 12 to Tamsa’s audited consolidated financial statements included in this annual report for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to Tamsa and for a reconciliation of net income and total shareholders’ equity for the periods and at the dates indicated. Mexican GAAP require that these consolidated financial statements recognize certain effects of inflation in accordance with Bulletin B-10 and its amendments. Unless otherwise noted, all data in the audited consolidated financial statements and the financial information derived therefrom included in this discussion and all other Tamsa financial data included throughout this annual report and relating to the dates or periods covered by the financial statements have been restated in constant Mexican pesos as of December 31, 2002. From January 1, 2002 to December 31, 2002, the rate of inflation (based on the Mexican Consumer Price Index) was 5.7 percent.

Results of operations

      The table below sets forth, for the periods indicated, selected financial data from Tamsa’s income statements.

	For the year ended December 31,

	2002	2001

(Thousands of constant December 31, 2002 Mexican pesos, except share and per share amounts)
Net sales	Ps6,728,275	Ps6,899,027
Operating cost and expenses:
Cost of products sold	(4,145,970)	(4,067,468)
Selling, general and administrative expenses	(1,191,082)	(1,288,774)

Total operating cost and expenses	(5,337,052)	(5,356,242)
Operating profit	1,391,223	1,542,785
Comprehensive financing cost	(165,924)	(42,106)
Other expenses — net(1)	(13,115)	(26,834)
Income before taxes, employees’ statutory profit sharing, equity in associated companies and extraordinary item	1,212,184	1,473,845
Income tax, asset tax and employees’ statutory profit sharing	(60,114)	(592,710)
Equity in loss of associated companies(2)	(16,047)	(290,930)
Cumulative effect of change in accounting principle(3)	—	(11,567)

Net income	1,136,023	578,638
Weighted average number of shares outstanding(4)	339,284,120	339,284,120
Earnings per share	3.35	1.71

(1)	Includes the amortization of Tubos de Acero de Venezuela, S.A.’s (Tavsa) and Empresas Riga S.A. de C.V’s (Riga) goodwill.

(2)	Mainly corresponding to Tamsa’s equity participation in Consorcio Siderurgia Amazonia Ltd. (Amazonia). See note 11 to Tamsa’s audited consolidated financial statements.

(3)	Corresponds to the net effect at the beginning of the year from changes in the accounting principles, as a result of the adoption of Statement C-2, effective January 1, 2001, which establishes the accounting treatment for derivatives and financial instruments.

(4)	Amounts exclude 3,650,000 shares for 2002 and 2001 held since November 30, 1988 by a wholly-owned subsidiary of Tamsa. On July 10, 2001, each outstanding share of Tamsa’s common stock was split into five shares; concurrently, the ADR ratio was modified from one ADR for each share of common stock to one ADR for five shares of common stock. For comparative purposes, the number of shares shown for prior years has been adjusted to reflect the split retroactively. See note 5 to Tamsa’s audited consolidated financial statements.

     The following table sets forth Tamsa’s operating and other costs and expenses as a percentage of net sales for the periods indicated.

	For the year ended December 31,

	2002	2001

	Percentage of net sales
Net sales	100	100
Operating cost and expenses:
Cost of products sold	(62)	(59)
Selling, general and administrative expenses	(18)	(19)

Total operating cost and expenses	(80)	(78)
Operating profit	20	22
Comprehensive financing cost	(2)	(1)
Other expenses – net(1)	—	—

Income before taxes, employees’ statutory profit sharing, equity in associated companies and extraordinary item	18	21
Income tax, asset tax and employees’ statutory profit sharing	(1)	(8)
Equity in loss of associated companies(2)	–	(5)
Cumulative effect of change in accounting principle(3)	—	—

Net income	17	8

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Sales volume

      Total sales volume in 2002 decreased 6.5% to 685,248 tons, from 732,945 tons in 2001. This decrease was mainly due to an 8.3% reduction in export sales volume, a 49.1% drop in Tubos de Acero de Venezuela’s (Tavsa) sales volume and a 4.5% decrease in the sales volume from the non-oil domestic market, partially offset by a 22.8% increase in the domestic petroleum market. Domestic sales volume to oil-related customers totaled 101,364 tons in 2002, compared to 82,546 tons in 2001. This growth in sales during 2002 was due to higher demand from Petróleos Mexicanos (Pemex) in both the Northern and Southern regions of Mexico. Demand from the Northern region, which is related to Pemex’s strategic natural gas program, remained firm during the year due to Pemex’s needs to maintain its gas production quota in order to satisfy domestic demand. Demand from the Southern region increased mainly as a result of higher exploration and production spending in the region. Domestic sales volume to non-oil related customers totaled 53,633 tons in 2002, compared to 56,179 tons during 2001. This decrease was due to the contraction of industrial production in the Mexican economy throughout most of the year, coupled with a slow recovery in the U.S. economy, affecting the automotive and industrial sectors.

      Export sales volume in 2002 totaled 488,986 tons, compared to 533,471 tons — a record in 2001 —. This 8.3% decrease was due to lower international drilling activity in Latin America — mainly in Venezuela —, Europe and Canada, partially offset by higher activity in the Middle East and Africa resulting in increased sales to those regions.

      Tavsa’s sales volume totaled 21,188 tons in 2002, compared to 41,658 tons in 2001. This 49.1% decrease was the result of lower demand by PDVSA and reduced exploration and production activities in the oil sector in Venezuela as a result of adverse economic and political conditions. Riga’s sales volume totaled 8,164 tons in 2002, compared to 6,189 tons in 2001. This 31.9% increase was attributable to Tamsa’s acquisition of Riga on June 20, 2001.

      Sales volume of steel bars decreased 7.7% to 11,913 tons during 2002, compared to 12,902 tons in 2001.

Net sales

      Net sales during 2002 were Ps6,728,275 thousand, compared to Ps6,899,027 thousand in 2001. This 2.5% decrease in net sales was attributable to lower sales volume, mainly in the export market, at Tavsa and in the non-oil domestic market, partially offset by higher sales in the domestic petroleum market.

Cost of products sold

      Cost of products sold, expressed as a percentage of net sales, was to 61.6% in 2002, compared to 59.0% in 2001. This increase in costs was mainly due to higher depreciation expenses at Tamsa and Tavsa, higher raw material prices, energy costs and a higher provision for obsolete inventories. Some cost items denominated in U.S. dollars also impacted the cost in peso terms due to the depreciation of the peso.

Selling, general and administrative expenses

      Selling, general and administrative expenses, or SG&A, in 2002, as a percentage of net sales, were 17.7%, compared to 18.7% in 2001. In absolute terms, SG&A decreased 7.6% from Ps1,288,744 thousand in 2001 to Ps1,191,082 thousand in 2002. Selling expenses in 2002 remained stable when compared to those incurred in 2001, representing 11.1% in 2002 and 11.0% in 2001. General and administrative expenses in 2002 decreased to 6.6% of net sales from 7.7% in 2001, mainly due to a reduction in personnel and general expenses.

Comprehensive financing cost

      Comprehensive financing cost during 2002 was Ps165,924 thousand, compared to Ps42,106 thousand in 2001. This increase was primarily due to an exchange related loss of Ps178,965 thousand in 2002, compared to an exchange related gain of Ps14,841 thousand in 2001, mainly derived from the 85% devaluation of the Venezuelan bolivar, as Tavsa’s debt is denominated in U.S. dollars, as well as to the 12.8% depreciation of the Mexican peso during the year. The increase in comprehensive financing cost was partially offset by a monetary gain of Ps59,340 thousand in 2002, compared to Ps24,225 thousand in 2001, and by lower net interest expenses in 2002 of Ps46,299 thousand, compared to Ps81,172 thousand in 2001, due to lower interest rates.

Other expenses – Net

      Other expenses totaled Ps13,115 thousand in 2002, compared to Ps26,834 thousand in 2001. This decrease in expenses stems from operations where Tamsa acted as a trader with respect to products from the other Tenaris companies.

Income tax, asset tax and employees’ statutory profit sharing

      Income tax, asset tax and employee statutory profit sharing provisions totaled Ps307,052 thousand during 2002, compared to Ps586,794 thousand in 2001. Tax benefits in 2002 include Ps355,620 thousand, which resulted primarily from a favorable court judgment for tax inequality obtained in May 2002. Additionally, Tamsa recorded a net deferred tax credit of Ps246,938 thousand in 2002, resulting from a change of tax rates of 35%, which will be reduced by 1% annually from year 2003 until it becomes into a rate of 32% in year 2005, compared to a net deferred tax charge of Ps5,916 thousand in 2001.

Equity in loss of associated companies

      Losses from associated companies totaled Ps16,047 thousand in 2002, compared to Ps290,930 thousand in 2001. Tamsa’s losses from associated companies are mainly attributable to its 14.1% equity participation in Amazonia through its subsidiary Tamsider LLC (Tamsider). The decrease in Tamsa’s losses from associated companies in 2002 was primarily the result of a loss in Amazonia of Ps39,906 thousand compared to Ps305,692 thousand in 2001. The net loss in Amazonia during 2002 included a credit of Ps77,894 thousand, due a monetary gain derived from the application of Statement B-15, compared to Ps41,752 thousand in 2001. Additionally, in 2002 Tamsa’s loss in Amazonia was partially offset by a gain of Ps23,859 thousand in other associated companies. See “Other transactions”

Net income

      Net income during 2002 totaled Ps1,136,023 thousand, compared to Ps578,638 thousand in 2001. This increase of 96.3% is mainly due to lower net income tax and lower losses from associated companies, which more than offset a lower operating profit and a higher comprehensive financing cost. Net income corresponding to majority shareholders during 2002 totaled Ps1,177,049 thousand, compared to Ps574,947 thousand in 2001.

      Tavsa’s net losses for 2002 were Ps136,754 thousand, compared to a net gain of Ps12,294 thousand for 2001, due to lower sales, lower absorption of fixed and semi-fixed costs and to an exchange related loss resulting from the impact of the devaluation of the Venezuelan bolivar on Tavsa’s U.S. dollar-denominated debt. Minority interest associated with these results represented a loss of Ps41,026 thousand in 2002, compared to a gain of Ps3,691 thousand in 2001.

Other Transactions

Amazonia

      Tamsa’s original investment in Amazonia was made through its subsidiary Tamsider in the amount of US$87.8 million, which represented 12.5% equity participation. On February 23, 2000, Amazonia and Sidor completed the restructuring and rescheduling of their indebtedness, which became effective in March 3, 2000. The agreement reached with Amazonia’s and Sidor’s lenders included additional funding by Sidor’s shareholders of US$300 million, of which US$210 million were provided indirectly by Amazonia’s shareholders through convertible subordinated debt and equity contributions. Tamsider made an additional investment of US$36.1 million, of which US$18.1 million was made in form of equity and subscribed US$18.0 million of convertible debentures issued by Amazonia, Tamsider’s equity interest increased from 12.5% to 14.1 percent.

      As a consequence of the worldwide steel industry crisis, the slow-down in the financial markets the adverse economic and political situation in Venezuela and other adverse factors, at December 31, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and the Venezuelan Bank of Economic and Social Development (formerly known as the Venezuelan Investment Fund), including: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor’s debt is callable at the option of its creditors.

      As a result of the events mentioned above, as of December 31, 2001, Tamsider recorded a valuation allowance of Ps154,688 thousand (US$15.0 million) to reduce the value of its investment in Amazonia and its convertible subordinated debt, which was applied against the equity in the result of Amazonia for 2002. The value of Tamsa’s initial investment through Tamsider and its additional capital contribution have been reduced to Ps136,433 thousand (US$13.2 million) as of December 31, 2002, due to the recognition of Amazonia’s losses using the equity method of accounting. At December 31, 2002, Tamsider had a maximum exposure of US$98.8 million corresponding to guarantees covering Sidor’s debt with the Venezuelan Bank of Economic and Social Development. In addition, as of December 31, 2002, Tamsa had a guarantee of US$9.4 million for its share of a performance bond for certain of Amazonia’s contractual obligations under the Sidor purchase agreement, this guarantee expired in January 2003. Sidor and Amazonia are currently involved in discussions with their creditors and the Venezuelan Investment Fund regarding a possible restructuring of their loan agreements. We cannot give you any assurance as to whether Sidor or Amazonia will succeed in restructuring their existing indebtedness, or that their lenders will not accelerate any defaulted indebtedness in accordance with the terms of the applicable loan agreements or foreclose on any of the assets of Sidor or Amazonia pledged as collateral.

Declaration of dividends and amendment of by-laws

      On March 19, 2002, Tamsa’s board of directors proposed a dividend payment in the amount of approximately US$30 million equivalent to US$0.08748 per share or US$0.4374 per ADR. Tamsa’s shareholders approved the dividend payment at the annual ordinary shareholders’ meeting held on April 30, 2002. The record date for such dividend payment was May 31, 2002.

      On April 30, 2002, Tamsa had an extraordinary shareholders meeting to authorize the amendment of its by-laws in order to comply with certain amendments to the Mercantile and Securities laws in Mexico.

Agreement relating natural gas

      During March and April of 2002, Tamsa entered into two option contracts with Citibank, N. A., New York and JP Morgan Chase Bank in order to cover its exposure from the three-year agreement signed on February 22, 2001 with Petróleos Mexicanos (Pemex), which consisted of the supply of 296,600 million BTUs (British Thermal Units) of natural gas, on a monthly basis, from January 1, 2001 to December 31, 2003, at a fixed price of US$4.00 per million BTU. The two option contracts consist in to swap the fixed price from US$4.00 per million BTU established in the contract to the market price, to sell 160,000 million BTU of natural gas monthly for each contract, at a strike price of US$4.00 per million BTU when market prices of natural gas are not lower than US$2.00 and not higher than US$4.0 per million BTU, for the period from May 1, 2002 to February 28, 2003; likewise, for the period from March 1, to December 31, 2003, the strike price is US$4.00 per million BTU when market prices of natural gas are not lower than US$2.25 and not higher than US$4.00 per million BTU. Likewise, the Company is obligated to sell natural gas at US$4.00 when market prices are higher than US$4.00 for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTU of natural gas monthly at a base price of US$2.765 per million BTU, for the period from January 1, 2004 to December 31, 2005.

Exchange offer by Tenaris

      On November 11, 2002, Tenaris, S.A. (“Tenaris”), a Luxembourg corporation created in 2001 to hold investments in the steel pipe manufacturing and distribution businesses, made a public offer to exchange its ordinary shares and American Depositary Shares (ADSs) for the common shares and ADSs of Tamsa and two other companies, for ordinary shares and ADS of Tenaris. After consummation of this exchange offer on December 17, 2002, Tenaris beneficially owned, directly or indirectly, 94.5% of Tamsa’s outstanding capital stock, with the remaining 5.5% of Tamsa’s capital stock held by other investors. As of March 31, 2003, these ownership percentages remain unchanged.

      Tamsa is a subsidiary of Tenaris, the leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries.

Liquidity and capital resources

	For the year ended
	December 31,

	2002	2001

	(Thousands of constant
	December 31, 2002 Mexican pesos)
Cash provided by operations after extraordinary items	Ps1,280,043	Ps1,209,529
Cash used in investment activities	(205,515)	(903,792)
Cash used in financing activities	(274,471)	(48,671)

Increase (decrease) in cash and cash equivalents	800,057	257,066
Cash and cash equivalents at the beginning of period	588,632	331,566

Cash and cash equivalents at the end of period	Ps 1,388,689	Ps 588,632

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

      Tamsa’s cash balances at December 31, 2002 increased to Ps1,388,689 thousand from Ps588,632 thousand at December 31, 2001. Ps1,280,043 thousand was provided by operations after extraordinary items. Tamsa used the funds in the following activities: capital expenditures of Ps184,212 thousand, contributions in associated companies in the amount of Ps21,303 thousand and a dividend payment of Ps280,658 thousand.

Financings

      Tamsa’s financial debt was Ps1,723,219 thousand (US$167.1 million) as of December 31, 2002, compared to Ps1,608,970 thousand (US$166.5 million) as of December 31, 2001 Financial debt, net of cash and cash equivalents, at year-end decreased to Ps334,530 thousand (US$32.4 million) in 2002, compared to Ps1,020,338 thousand (US$105.6 million) in 2001. The deferred tax liability as of December 31, 2002 equaled Ps2,171,121 thousand.

      Total liabilities increased from Ps4,949,637 thousand as of December 31, 2001 to Ps5,368,728 thousand as of December 31, 2002, mainly due to an increase in trade accounts, other accounts payable, accrued interests and unsecured loans from financial institutions to Tavsa.

      As of December 31, 2002, Tamsa had US$111.0 million of short-term credit lines (export-import financing and unsecured loans) with Mexican and foreign financial institutions, of which US$36.9 million were short-term loans to Tavsa and guarantees. Short-term debt as of December 31, 2002 was comprised of (i) US$21.6 million of short-term loans to Tavsa, guaranteed by Tamsa, were outstanding, with maturities of 270 days at an average annual interest rate of 3.5%, (ii) US$78.0 million of the current portion of long-term syndicated loan and (iii) US$1.3 million of the current portion of the long-term debt of Riga. As of December 31, 2001, US$25.6 million of short-term loans to Tavsa guaranteed by Tamsa were outstanding, with maturities between 139 and 194 days at an average annual interest rate of 3.98 percent.

      Long-term debt as of December 31, 2002 was US$66.3 million, corresponding mainly to a current portion of long-term debt of the US$130.0 million syndicated loan of Tamsa. Additionally, this debt is also comprised of US$15.5 million debt to Riga guaranteed by Tamsa, and US$10.5 million debt to Tavsa, guaranteed by a subsidiary of Tamsa, with an average annual interest rate of 3.05% and 3.29%, respectively.

      There were no scheduled repayments on any long-term loan during 2002.

      On July 1, 1991, Tamsa established a U.S. and Euro commercial paper program for up to US$50.0 million, with maturities of up to 360 days. In August 1992, Tamsa increased the program to US$75.0 million. As of December 31, 2002, this program had been terminated.

      On December 14, 2001, Tamsa subscribed a new 30-month unsecured syndicated loan for US$130.0 million with various financial institutions for the repayment of a US$100.0 million loan and for general corporate purposes.

      Tamsa does not have any limitations on investments in fixed assets or in other companies. Dividend payments and repurchase of shares are permitted if there are no events of default under the syndicated loan agreement and if such payments or repurchases of shares do not otherwise result in an event of default under the syndicated loan agreement. Tamsa is required to comply with certain financial ratios related to working capital, debt to EBITDA levels and debt service.

      At December 31, 2002, Tamsa was in compliance with all financial and other covenants. Tamsa’s debt service ratio was 40.3 to one in 2002 and 23.4 to one in 2001. Debt to EBITDA ratio was 1.5 in 2002 and 1.4 in 2001. See note 4 to Tamsa’s annual financial statements.

Recent Events

      On February 28, 2003 the board of directors of Tamsa resolved to submit for the approval of the General Shareholders Meeting to be held on April 30, 2003, a proposal for the payment of a dividend of US$0.08748 per share or US$0.4374 per ADR (one ADR = five shares) and the creation of a reserve for future dividends of US$70 million. Additionally, the Board of Directors proposes that the power to decree and pay dividends against this reserve be delegated to the board of directors, unless otherwise decided by a subsequent shareholders meeting.

      On March 31, 2003, Tenaris announced that it intends to cause the delisting of Tamsa from the Mexican Stock Exchange and the American Stock Exchange, the termination of Tamsa’s ADR facility and, if and when appropriate, the termination of Tamsa’s registration with the U.S. Securities and Exchange Commission. Tenaris also announced that, subject to the approvals of the U.S. and Mexican Securities regulators and Tamsa’s extraordinary shareholders meeting, it intends to effect an exchange of its shares and ADSs for any Tamsa shares and ADSs not held by Tenaris or its affiliates in accordance with Mexican and U.S. laws. Tenaris stated that it did not expect to obtain the requisite approvals, and consequently be in a position to propose any exchange of shares and ADSs, prior to June 2003.

TUBOS DE ACERO DE MEXICO, S. A.

AND SUBSIDIARIES
(a subsidiary of Tenaris, S.A.)

CONSOLIDATED FINANCIAL STATEMENTS

AND STATUTORY AUDITOR’S REPORT

December 31, 2002, 2001 and 2000

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TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

(a subsidiary of Tenaris, S.A.)

CONSOLIDATED FINANCIAL STATEMENTS

AND STATUTORY AUDITOR’S REPORT
December 31, 2002, 2001 and 2000

REPORT OF INDEPENDENT ACCOUNTANTS

February 21, 2003

To the Shareholders of
Tubos de Acero de México, S. A.

1.	We have audited the accompanying consolidated balance sheets of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and 2001, and the related consolidated statements of income, of changes in shareholders’ equity and of changes in financial position for the three years ended December 31, 2002, 2001, and 2000, all expressed in constant Mexican pesos of December 31, 2002 purchasing power. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2.	We conducted our audits in accordance with auditing standards generally accepted in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3.	In our opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and 2001, and the results of their operations and the changes in their shareholders’ equity and in their financial position for the three years ended December 31, 2002, 2001 and 2000 in conformity with accounting principles generally accepted in Mexico.

4.	Accounting principles generally accepted in Mexico vary in certain important respects from accounting principles generally accepted in the United States of America (US GAAP). The application of the latter would have affected the determination of consolidated net income expressed in Mexican pesos of December 31, 2002 purchasing power for the years ended December 31, 2002, 2001 and 2000, and the determination of consolidated shareholders’ equity and consolidated financial position, also expressed in Mexican pesos of December 31, 2002 purchasing power, at December 31, 2002, 2001 and 2000, to the extent summarized in Note 12 to the consolidated financial statements.

PricewaterhouseCoopers

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

(Note 1)

CONSOLIDATED BALANCE SHEETS

Thousands of Mexican pesos of
December 31, 2002 purchasing power

	December 31,

	2002	2001

ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 8a.)	Ps1,388,689	Ps588,632
Accounts and notes receivable — Net (Note 8b.)	2,582,889	1,767,614
Inventories — Net (Note 8c.)	1,488,968	1,528,581
Prepaid expenses and recoverable taxes (Note 8d.)	49,378	69,532

Total current assets	5,509,924	3,954,359
INVESTMENTS IN ASSOCIATED COMPANIES — Net (Note 11)	517,697	614,351
PROPERTY, PLANT AND EQUIPMENT — Net (Note 3)	8,280,347	7,928,131
OTHER ASSETS	12,144	81,442

Total assets	Ps14,320,112	Ps12,578,283

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Notes payable to financial institutions, including current portion of long-term debt (Note 4)	Ps1,040,016	Ps247,385
Trade accounts and notes payable	881,936	652,518
Other accounts payable and accrued expenses (Note 8e.)	420,463	341,991

Total current liabilities	2,342,415	1,241,894

LONG-TERM DEBT (Note 4)	683,203	1,361,585
OTHER LIABILITIES AND DEFERRED CREDITS	171,989	192,001
DEFERRED INCOME TAX (Note 6)	2,171,121	2,154,157

Total non-current liabilities	3,026,313	3,707,743

Total liabilities	5,368,728	4,949,637

SHAREHOLDERS’ EQUITY (Note 5):
Capital stock	10,694,466	10,694,466
Additional paid-in capital	6,993,640	6,993,640
Retained earnings	16,950,221	16,053,830
Initial effect of deferred income tax	(2,389,797)	(2,389,797)
Cumulative translation adjustment	(898,224)	(833,676)
Cumulative loss from holding non-monetary assets	(22,386,592)	(22,919,670)

Equity of majority shareholders	8,963,714	7,598,793
Minority interest in consolidated subsidiary	(12,330)	29,853

Total shareholders’ equity	8,951,384	7,628,646
CONTINGENCIES AND COMMITMENT (Notes 9 and 10)

Total liabilities and shareholders’ equity	Ps14,320,112	Ps12,578,283

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(Note 7)

Thousands of Mexican pesos — except income

per share — of December 31, 2002 purchasing power

	Years ended December 31,

	2002	2001	2000

Net sales	Ps6,728,275	Ps6,899,027	Ps6,463,007
Cost of products sold	(4,145,970)	(4,067,468)	(4,231,637)
Operating expenses	(1,191,082)	(1,288,774)	(1,175,100)

Operating profit	1,391,223	1,542,785	1,056,270
Comprehensive financing cost (Note 1a.)	(165,924)	(42,106)	(88,544)
Other expenses — Net	(13,115)	(26,834)	(9,879)

Income before the following items	1,212,184	1,473,845	957,847
Income tax, asset tax and employees’ statutory profit sharing (Note 6)	(60,114)	(592,710)	(483,743)

Income before equity in associated companies and other items	1,152,070	881,135	474,104
Equity in loss of associated companies (Note 11)	(16,047)	(290,930)	(52,608)

Income before the following item	1,136,023	590,205	421,496
Cumulative effect of change in accounting principle (Note 1q.)		(11,567)

Net income for the year	Ps1,136,023	Ps578,638	Ps421,496

Income corresponding to majority shareholders	Ps1,177,049	Ps574,947	Ps439,319
Minority interest in (loss) income of consolidated subsidiary	(41,026)	3,691	(17,823)

Net income for the year	Ps1,136,023	Ps578,638	Ps421,496

Income per share in Mexican pesos (Note 1o.):

Income per share before the following item	Ps3.35	Ps1.74	Ps1.24
Cumulative effect of change in accounting principle		(0.03)

Net income per share	Ps3.35	Ps1.71	Ps1.24

      The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Note 5)
Thousands of Mexican pesos of
December 31, 2002 purchasing power

				Initial		Cumulative loss		Minority
		Additional		effect of	Cumulative	from holding	Equity of	interest in	Total
	Capital	paid-in	Retained	deferred	translation	non-monetary	majority	consolidated	shareholders’
	stock	capital	Earnings	income tax	adjustment	assets	shareholders	subsidiary	equity

Balances at January 1, 2000	Ps10,694,466	Ps6,993,640	Ps15,671,845		(Ps572,053)	(Ps22,125,692)	Ps10,662,206	Ps30,996	Ps10,693,202
Dividends paid			(320,176)				(320,176)		(320,176)
Comprehensive loss (Note 1r.)			439,319	(Ps2,389,797)	(149,567)	(486,255)	(2,586,300)	46	(2,586,254)

Balances at December 31, 2000	10,694,466	6,993,640	15,790,988	(2,389,797)	(721,620)	(22,611,947)	7,755,730	31,042	7,786,772
Dividends paid			(312,105)				(312,105)		(312,105)
Comprehensive income (Note 1r.)			574,947		(112,056)	(307,723)	155,168	(1,189)	153,979

Balances at December 31, 2001	10,694,466	6,993,640	16,053,830	(2,389,797)	(833,676)	(22,919,670)	7,598,793	29,853	7,628,646
Dividends paid			(280,658)				(280,658)		(280,658)
Comprehensive income (Note 1r.)			1,177,049		(64,548)	533,078	1,645,579	(42,183)	1,603,396

Balances at December 31, 2002	Ps10,694,466	Ps6,993,640	Ps16,950,221	(Ps2,389,797)	(Ps898,224)	(Ps22,386,592)	Ps8,963,714	(Ps12,330)	Ps8,951,384

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Thousands of Mexican pesos of
December 31, 2002 purchasing power

	Years ended December 31,

	2002	2001	2000

Resources provided by operations:
Income before cumulative effect of change in accounting principle	Ps1,136,023	Ps590,205	Ps421,496

Adjustments to reconcile net income to resources provided by operating activities:
Depreciation and other	501,307	433,810	417,005
Deferred income tax	(246,938)	5,916	176,285
Equity in loss of associated companies	16,047	290,930	52,608
Exchange loss (gain) which did not require resources	108,402	17,621	(8,876)
(Increase) decrease in accounts receivable, notes receivable, prepaid expenses and recoverable taxes	(702,823)	422,760	(423,204)
Decrease (increase) in inventories	175,622	(199,577)	37,581
Increase (decrease) in trade accounts and other accounts payable and accrued expenses	292,403	(340,569)	347,085

Total adjustments	144,020	630,891	598,484

Resources provided by operations before the following item	1,280,043	1,221,096	1,019,980
Cumulative effect of change in accounting principle		(11,567)

Resources provided by operations	1,280,043	1,209,529	1,019,980

Resources used in investing activities:
Increase in interest in associated companies	(21,303)	(52,606)	(404,651)
Purchases of property, plant and equipment — Net	(184,212)	(851,186)	(452,099)

Resources used in investing activities	(205,515)	(903,792)	(856,750)

Resources used in financing activities:
Net increase (decrease) in short-term notes payable to banks	776,016	(106,226)	(867,259)
(Decrease) increase in long-term debt — Net	(769,829)	369,660	1,056,344
Dividends paid	(280,658)	(312,105)	(320,176)

Resources used in financing activities	(274,471)	(48,671)	(131,091)

Increase in cash and cash equivalents	800,057	257,066	32,139
Cash and cash equivalents at beginning of year	588,632	331,566	299,427

Cash and cash equivalents at end of year	Ps1,388,689	Ps588,632	Ps331,566

The accompanying twelve notes are an integral part of these consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza V.
Vice Chairman of the Board	Administrative Director

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES

(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

(Amounts in thousands of Mexican pesos (Ps) of December 31, 2002 purchasing power and thousands of US dollars, euros and Japanese yen, except for exchange rates)

Note 1 — Main Activity and Summary of Significant Accounting Policies:

      Tubos de Acero de México, S. A. (Tamsa or the Company) was formed in 1952 and consists of a group of companies that manufacture and sell seamless steel pipe, primarily for use in the petroleum industry.

      Tamsa is a subsidiary of Tenaris, S. A. (Tenaris), a Luxembourg corporation, created in 2001 to hold investments in the steel pipe manufacturing and distribution businesses. Tenaris is a leading global manufacturer and supplier of seamless steel pipe products and associated services to the oil and gas, energy and other industries (see Note 5).

      At December 31, 2002 and at February 21, 2003, date of issuance of the consolidated financial statements, Tenaris and its subsidiaries had an ownership interest in Tamsa of 94.5%.

      The accompanying consolidated financial statements are expressed in thousands of Mexican pesos of December 31, 2002 purchasing power and have been prepared applying accounting principles generally accepted in Mexico.

      The significant accounting policies, including the concepts, methods and criteria related to the recognition of the effects of inflation on the financial information, are summarized below:

     a.  Recognition of the effects of inflation in the consolidated financial statements

      The Company recognizes the effects of inflation in its consolidated financial statements in accordance with accounting principles generally accepted in Mexico. As a result of the recognition of the effects of inflation in the consolidated financial statements, the following concepts are included.

      The gain (loss) from holding non-monetary assets mainly represents the change in the basis of restatement of non-monetary assets (primarily property, plant and equipment) vis-a-vis the rate of inflation as measured by the National Consumer Price Index (NCPI — see Note 1f.). Additionally, this item includes the effect of the restatement of inventories and cost of products sold at replacement cost as required by Statement B-10 issued by the Mexican Institute of Public Accountants (MIPA). This gain (loss) is included directly in shareholders’ equity as a component of comprehensive income (loss) of the year.

      Gain on net monetary position represents the purchasing power gain from holding monetary items, measured by the NCPI, in Mexican pesos of December 31, 2002 purchasing power. This item is included in comprehensive financing cost in the accompanying consolidated statements of income, as shown below:

	Years ended December 31,

	2002	2001	2000

Gain on net monetary position	Ps59,340	Ps24,225	Ps24,810
Interest and financing expense — Net	(46,299)	(81,172)	(76,393)
Foreign exchange (loss) gain — Net	(178,965)	14,841	(36,961)

Comprehensive financing cost	(Ps165,924)	(Ps42,106)	(Ps88,544)

      Inflation rates in Mexico and Venezuela for the reported periods were as follows:

	2002	2001	2000

Mexico	5.7%	4.4%	9.0%
Venezuela	31.2%	12.3%	12.8%

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     b.  Principles of consolidation and valuation of investments in associated companies

      The accompanying consolidated financial statements include the financial statements of Tamsa and its wholly-owned subsidiaries, which are shown below:

Company	Main activity

Inmobiliaria Tamsa, S.A. de C.V.	Leasing of real estate
Tamsider, S.A. de C.V. (Tamsider) and subsidiaries, including Tavsa — Tubos de Acero de Venezuela, S. A. (Tavsa)	Promotion and organization and of steel-related companies
Tamtrade, S.A. de C.V. (Tamtrade)	Sale of seamless steel pipe
Empresas Riga, S.A. de C.V. (Riga) (acquired on June 20, 2001)	Manufacture of welded connectors made of seamless steel pipe
Socover, S.A. de C.V. (acquired on October 1, 2001 and merged with Tamtrade on January 1, 2003)	Sale of seamless steel pipe
Corporación Tamsa, S.A. (liquidated on August 1, 2002)	Sale of seamless steel pipe

     Balances and transactions between Tamsa and its subsidiaries were eliminated in consolidation.

     Investments in associated companies in which Tamsa owns 10% or more of the common stock are accounted for by the equity method of accounting. Investments representing less than 10% of the investee’s equity are carried at acquisition cost, restated using the NCPI.

     c.  Cash and cash equivalents

      Cash and cash equivalents comprise cash and highly liquid short-term securities with an initial maturity of less than three months. Highly liquid short-term securities are carried at fair market value (see Note 8a.).

     d.  Inventories

      Inventories are stated at their estimated net replacement cost, which is not in excess of their net realizable value (see Note 8c.). The cost of products sold reflects their estimated replacement cost at the time of sale.

      In conformity with industry practices, manufacturing tools, spare parts and supplies are included under current assets, even though they may not be consumed within one year.

      Based on inventory turnover levels, the Company increased its allowance for obsolescence, debiting the cost of products sold by Ps15,466 in 2002 and Ps2,045 in 2000. In 2001 it was not necessary to increase this allowance.

     e.  Maintenance expenses of production capacity

      Ordinary maintenance expenses are expensed as cost of products sold in the period in which they are incurred.

      Special maintenance expenses incurred to maintain the production capacity of the industrial facilities are recorded as deferred expenses when incurred and amortized over a period of 12 to 24 months, which corresponds to the period in which the benefits of the maintenance are expected to be realized (see Note 8d.).

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     f.  Property, plant and equipment

      The Company follows the following policies in respect of property, plant and equipment:

•	Property and domestically-sourced machinery and equipment are restated by applying factors derived from the NCPI to their carrying value as determined at December 31, 1996, or to their acquisition cost if purchased after that date.

•	Imported machinery and equipment are restated by applying inflation factors of the country of origin to the acquisition cost (expressed in the original currency), and subsequently translated at the period-end exchange rate.

      As a result of the foregoing valuation methods, the Company recorded a gain from holding non-monetary assets of Ps636,326 in 2002 and a loss from holding non-monetary assets of Ps288,380 in 2001 and Ps624,849 in 2000, which are included as a component of comprehensive income (loss) of the year.

      Depreciation is calculated by the straight-line method, based on the useful lives of the assets as determined by the Company (see Note 3).

      Fully depreciated assets are retained in property and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts and the net amount, less proceeds from disposal, is charged or credited to income.

     g.  Licenses and computer software costs

      Licenses and costs related to the development of software for internal use are capitalized and amortized on a straight-line basis over three years.

     h.  Goodwill

      Goodwill is restated by applying inflation factors derived from the NCPI to the acquisition cost and is amortized by the straight-line method over a period that in Management’s opinion approximates the period in which the acquired subsidiaries will benefit the Company. At December 31, 2002, goodwill recorded in previous years had been wholly amortized.

     i.  Long-lived assets

      The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such an asset is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.

     j.  Seniority premiums

      Seniority premiums to which employees are entitled upon termination of employment, for any cause, after 15 years of service, in accordance with the Federal Labor Law, are recognized as expenses as these premiums accrue, based on actuarial calculations, in conformity with Statement D-3, “Labor Liabilities” issued by the MIPA. The Company has established a trust fund and a provision for this purpose.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Following is a summary of the relevant significant data related to these benefits:

	December 31,

	2002	2001	2000

Actuarially determined projected benefit obligation	(Ps13,527)	(Ps12,004)	(Ps9,787)
Liability reserve to cover the plan	10,969	10,890	11,749
Net assets of the trust	2,127	2,208	1,454
Unamortized prior service cost and assumption variations and experience adjustments	431	(1,094)	(3,416)

Net projected benefit obligation	Ps—	Ps—	Ps—

Accumulated benefit obligation	(Ps11,762)	(Ps10,439)	(Ps8,525)
Liability reserve to cover the plan	10,969	10,890	11,749
Net assets of the trust	2,127	2,208	1,454

Accumulated net asset	1,334	2,659	4,678
Net projected benefit obligation

Additional liability	Ps—	Ps—	Ps—

	Years ended December 31,

	2002	2001	2000

Service cost	Ps729	Ps652	Ps674
Interest cost	523	432	455
Return on plan assets	(132)	(96)	(79)
Amortization of transition assets and assumption variations and experience adjustments	183	(51)	12

Net cost for the year	Ps1,303	Ps937	Ps1,062

      The following actuarial assumptions were used to determine the present value of accumulated obligations for seniority premiums (excluding inflation effects):

	Years ended December 31,

	2002	2001	2000

Discount rate	4.50%	4.50%	4.50%
Salary increase rate	1.00%	1.00%	1.00%
Return on plan assets	6.00%	6.50%	6.00%

      Other benefits based on length of service to which employees may be entitled in the event of dismissal or death, in accordance with the Federal Labor Law, are charged to income when they become payable.

     k.  Foreign currency balances and transactions

      Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates they are entered into. Balances denominated in foreign currencies are translated at period-end exchange rates. Exchange differences arising from fluctuations in rates between the date of the transaction and the date of settlement, or the balance sheet date, are charged or credited to income.

      The financial statements of foreign subsidiaries and associated companies classified as foreign entities are restated using the NCPI of the country in which the entity operates and subsequently translated into Mexican pesos at the exchange rate of the year-end.

      The financial statements of foreign subsidiaries classified as integrated foreign operations are translated as follows: a) monetary assets and liabilities at the exchange rate on the date of the financial

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

statements; b) non-monetary items at the historical exchange rate; c) income statement items at the average monthly exchange rate; and d) the translation gain or loss is recorded as a component of comprehensive financing cost. Mexican peso financial statements are restated at the Company’s balance sheet date by applying the provisions of Statement B-10.

     l.  Revenue recognition

      The Company recognizes its revenue in accordance with international commercial terms (incoterms), pursuant to which delivery of products to customers finishes at different points, ranging from Tamsa’s to the customer’s site.

     m.  Debt costs

      Costs related to syndicated loans are amortized over the term of the related debt.

     n.  Income tax, asset tax and employees’ statutory profit sharing

      Income tax and employees’ statutory profit sharing are charged to income of the period in which they are incurred. Asset tax is recorded as an advance payment of income tax, at its estimated recoverable value at the date of the financial statements.

      Deferred income tax is recognized by the comprehensive assets and liabilities method. This method consists of calculating deferred income tax by applying the respective income tax rate to the temporary differences between the accounting and tax values of assets and liabilities at the financial statements date.

     o.  Net income per share

      Net income per share is computed by dividing consolidated net income by the weighted average number of shares outstanding during the periods, taking into consideration the split mentioned in Note 5 (339,284,120 in 2002, 2001 and 2000). This weighted average number of shares outstanding excludes 3,650,000 shares in treasury in 2002 and owned by Tamsider in 2001 and 2000. As of December 31, 2002, 2001 and 2000, no dilutive instruments were outstanding (see Note 5).

     p.  Insurance

      In accordance with industry practices, the Company is insured for catastrophic casualty and certain property and business interruption exposures. Additionally, the Company is insured for third party liability as well as for risks required to be covered by law or contract. Costs of insurance are recorded as prepaid expenses and amortized by the straight-line method over the term of the contracts. Costs resulting from noninsured losses are charged to income upon occurrence.

     q.  Derivative financial instruments

      The Company occasionally enters into various derivative instruments to hedge its exchange rate exposures, mainly from balances in United States dollars ($), euros (EUR) and Japanese yens (JPY). Additionally, the Company enters into forward contracts to hedge the change in market prices related to raw material (aluminum) and fuel (natural gas), used in its operations.

      Derivative financial instruments are valued at their fair value at the valuation date. Financial assets and liabilities derived from these financial instruments are accounted for in the balance sheet. Variations in the fair value of the financial instruments from one period to another are charged to income of the period. The cost of these contracts is amortized over their term, and is charged to interest expense (see Note 10).

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Contracts to hedge the variations in market prices of natural gas do not exceed the production requirements of the period. Accrued gains or losses are charged to cost of products sold.

      The cumulative effect at the adoption date of the fair market value (January 1, 2001) amounted to Ps11,567, net of taxes, and is shown as cumulative effect of change in accounting principle in 2001, in accordance with Statement A-7 “Comparability” issued by the MIPA.

     r.  Comprehensive income (loss)

      The items that integrate earned surplus (deficit) capital during the year are shown in the statement of changes in shareholders’ equity under the concept of comprehensive income (loss). Comprehensive income (loss) is shown below:

	December 31,

	2002	2001	2000

Majority shareholders:
Net income	Ps1,177,049	Ps574,947	Ps439,319
Initial effect of deferred income tax			(2,389,797)
Cumulative translation adjustment	(64,548)	(112,056)	(149,567)
Gain (loss) from holding non-monetary assets
— Net of deferred income tax (see Note 6)	533,078	(307,723)	(486,255)

Comprehensive income (loss) of majority shareholders	1,645,579	155,168	(2,586,300)

Minority shareholders:
Net (loss) income	(41,026)	3,691	(17,823)
Cumulative translation adjustment	(7,230)	(1,168)	19,107
Gain (loss) from holding non-monetary assets
— Net of deferred income tax (see Note 6)	6,073	(3,712)	(1,238)

Comprehensive (loss) income of minority shareholders	(42,183)	(1,189)	46

Total comprehensive income (loss)	Ps1,603,396	Ps153,979	(Ps2,586,254)

     s.  New accounting standards

      In December 2001, the MIPA issued revised Statement C-9, “Liabilities, Provisions, Contingent Assets and Liabilities and Commitments”, which supersedes the original Statements C-9 and C-12, both from 1974, and Circulars 46, 47 and 48. The provisions of this new Statement are effective for years commencing on or after January 1, 2003.

      The objective of revised Statement C-9 is to establish rules for valuation and disclosure of liabilities and provisions, to determine particular rules for valuation and disclosure of contingent assets and liabilities, and to provide rules for disclosure of commitments acquired by an entity as a part of its normal activities. Management considers that the adoption of revised Statement C-9 will not have a material effect on the consolidated financial statements.

      In January 2002, the MIPA issued revised Statement C-8, “Intangible Assets”, which supersedes the current Statement C-8, effective since 1976. The provisions of this new Statement are effective for years commencing on or after January 1, 2003.

      The significant provisions of revised Statement C-8 are: (i) it establishes rules and criteria for accounting for research and development costs; (ii) pre-operating costs identified with research and development activities are charged to expenses; and (iii) valuation rules are based on a logical sequence of the assets’ useful life, considering initial recognition and valuation of the intangible asset, recognition of

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

an expense, additional payments and valuation after the initial recognition. Management considers that the adoption of revised Statement C-8 will not have a material effect on the consolidated financial statements.

Note 2 — Position in Foreign Currencies:

      The Company had assets and liabilities denominated in foreign currencies, mainly US dollars, as follows:

	December 31,

	2002	2001

Assets:
Cash and cash equivalents	$126,081	$44,483
Other current assets (mainly receivables)	200,541	135,415
Assets of foreign subsidiaries	7,525	20,213

	334,147	200,111

Liabilities:
Notes payable to banks(1)	100,850	25,600
Other current liabilities	77,345	49,338
Liabilities of foreign subsidiaries	6,281	6,821
Long-term debt(2)	66,250	140,900
Deferred liabilities	14,973	17,404

	265,699	240,063

Net asset (liability) position	$68,448	($39,952)

(1)	Includes $21,600 in 2002 and $25,600 in 2001 of notes payable by Tavsa.

(2)	Includes $10,500 in 2002 and $5,900 in 2001 of notes payable by Tavsa.

     All of the above monetary assets and liabilities were translated at the exchange rates of Ps10.3125 and Ps9.1423 per US dollar at December 31, 2002 and 2001, respectively. Assets and liabilities from Tavsa were translated into Venezuelan bolivars (Bs) at the exchange rates of Bs1,400.50 and Bs758.00 per US dollar at December 31, 2002 and 2001, respectively.

      As of February 21, 2003, date of issuance of the consolidated financial statements, exchange rates were Ps10.84 and Bs1,600.00 per US dollar.

      The Company had non-monetary assets purchased in foreign currencies, or for which replacement values were mainly determinable in foreign currencies, as follows:

	December 31,

	2002	2001

Inventories	$81,100	$78,439
Property, plant and equipment	571,885	566,305
Investments in associated companies	50,200	62,123

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     The following represents a summary of foreign currency transactions carried out by the Company:

	Years ended December 31,

	2002	2001	2000

Sales	$452,134	$473,651	$365,670
Inventory purchases	(147,968)	(164,165)	(129,662)
Purchases of plant and equipment	(5,580)	(17,778)	(13,840)
Operating expenses	(58,721)	(59,619)	(45,941)
Financing costs — Net	(3,967)	(8,182)	(10,022)

Note 3 — Property, Plant and Equipment:

			Remaining estimated years
	December,		of useful life

	2002	2001	2002	2001

Land	Ps434,096	Ps437,308

Buildings	2,502,140	2,263,914	34	35
Machinery and equipment	13,665,717	12,171,502	19 and 11	20 and 12

	16,167,857	14,435,416
Accumulated depreciation	(9,341,527)	(8,077,623)

	6,826,330	6,357,793

Construction in progress	1,019,921	1,133,030

	Ps8,280,347	Ps7,928,131

      Depreciation expense for the years ended December 31, 2002, 2001 and 2000 amounted to Ps446,403, Ps396,290 and Ps386,896, respectively.

Note 4 — Debt Obligations:

     a.  Short-term debt

      Notes payable to financial institutions with maturity within one year, and other short-term debt, were as follows:

	December 31,

	2002		2001

Unsecured loans from financial institutions	Ps222,750	$21,600	Ps247,385	$25,600
Current portion of long-term unsecured loans	12,891	1,250
Current portion of long-term syndicated loans	804,375	78,000

	Ps1,040,016	$100,850	Ps247,385	$25,600

      The 2001 Mexican peso amounts were originally translated using the corresponding exchange rate and are restated in thousands of Mexican pesos of December 31, 2002 purchasing power.

      The average annual interest rate on short-term debt for the years ended December 31, 2002 and 2001 were 3.61% and 5.77%, respectively.

      Short-term debt at December 31, 2002, comprised $21,600 of loans to Tavsa guaranteed by Tamsa, bearing interest at 3.5% annually, $78,000 of the first two installments of the long-term syndicated loan and $1,250 of the first two installments of the long-term debt of Riga.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      At December 31, 2001 short-term debt comprised $25,600 of loans to Tavsa, guaranteed by Tamsa, bearing interest at 3.98% annually.

      Interest rates include the effect of a Mexican withholding tax of 4.9% and a Venezuelan withholding tax of 4.95%.

      At December 31, 2002 the Company had approved lines of credit amounting to $111,000, of which $36,900 had been utilized for short-term loans to Tavsa and guarantees.

     b.  Long-term debt

      Long-term debt was payable in US dollars and is analyzed as follows:

	December 31,

	2002		2001

Syndicated loan payable to foreign and Mexican financial institutions in three semi-annual installments from June 2003 to June 2004	Ps1,340,625	$130,000	Ps1,256,253	$130,000
Unsecured loans from financial institutions to subsidiary companies	159,844	15,500	105,332	10,900
Current portion of long-term debt	(817,266)	(79,250)

	Ps683,203	$66,250	Ps1,361,585	$140,900

      The average annual interest rates paid on long-term debt for the years ended December 31, 2002 and 2001, were 3.19% and 6.91%, respectively.

      On December 14, 2001 Tamsa entered into a new syndicated loan in the amount of $130,000, with a term of two and a half years. This new loan provides for payments of $26,000 in June 2003 and $52,000 each in December 2003 and June 2004, and bears interest at LIBOR plus 1.125 percentage points for the first two years, and at LIBOR plus 1.25 percentage points for the last six months. This loan was utilized to prepay on December 14, 2001 the syndicated loan of $100,000, with original maturity on May 23, 2002 and to cover working capital needs and for other general corporate purposes of the Company.

      The annual interest rate on long-term syndicated loan, for the years ended December 31, 2002 and 2001, was 2.67% and 3.14%, respectively.

      The long-term debt as of December 31, 2002 was $15,500 corresponding to debt of Riga in the amount of $5,000, guaranteed by Tamsa, bearing interest at 3.05% annually, with maturity in June, 2006 and with semi-annual installments of $625 commencing on June, 2003; and debt of Tavsa in the amount of $10,500, guaranteed by Tamsa, bearing interest at 3.29% annually, with maturity in May, 2004.

      The long-term debt of $10,900, as of December 31, 2001, comprises debt of Tavsa in the amount of $5,900, guaranteed by Corporación Tamsa, S. A., bearing interest at 10.5% annually, and debt of Riga in the amount of $5,000, as mentioned above.

      Interest rates include the effect of a Mexican withholding tax of 4.9% for Tamsa and Riga and a Venezuelan withholding tax of 4.95% for Tavsa.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Based on the existing terms of the above loan agreements, payments over the next four years are expected to be as follows:

Year ending
December 31,

2003	$79,250
2004	63,750
2005	1,250
2006	1,250

$145,500

     c.  Covenants

      The most significant covenants under the current syndicated loan agreement are as follows:

•	Maintenance of minimum working capital ratios;

•	Maintenance of maximum levels of total indebtedness; and

•	Compliance with debt service ratios.

      At December 31, 2002, and February 21, 2003, date of issuance of the consolidated financial statements, the Company was in compliance with the above-mentioned covenants.

      The new syndicated loan is guaranteed by two of the Company’s subsidiaries.

Note 5 — Shareholders’ Equity:

      On November 11, 2002, Tenaris made a public offer to exchange Tamsa’s ordinary shares and American Depositary Shares (ADS), listed on the Mexican Stock Exchange (BMV) and the American Stock Exchange (Amex), respectively, for ordinary shares and ADS of Tenaris. The public exchange offer ended on December 13, 2002, as a result, Tenaris owns, directly or indirectly, 94.5% of Tamsa’s outstanding shares, with the remaining 5.5% (shares or ADS) of Tamsa’s shares held by other investors. In accordance with Mexican Law, Tenaris has the right, and might be required by the Mexican National Banking and Securities Commission, to make a new public exchange offer to retire the remaining Tamsa shares from the BMV and the Amex.

      At the April 27, 2001 ordinary meeting, the Company’s stockholders approved a five-to-one split of Tamsa’s shares effective July 10, 2001. Also, the conversion factor of the American Depositary Receipts (ADR) was modified, from one ADR to one share, to one ADR to five shares, so that the value of the ADR traded in the American Stock Exchange in New York would not be changed.

      The objective of the split was to reduce the relative price of Tamsa’s shares and, therefore, to increase their trading volume in Mexico. For comparative purposes, the amounts of prior years related to number of shares have been adjusted to reflect the split retroactively.

      All outstanding shares have been subscribed and paid in full and carry the same rights and obligations.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      At December 31, 2002, the authorized capital stock consisted of 342,934,120 (68,586,824 before the split) common nominative shares with no par value. The number of authorized and outstanding shares at December 31, 2002, 2001 and 2000 was as follows:

Series	Authorized	In treasury(1)	Outstanding

Single	342,934,120	(3,650,000)	339,284,120

(1)	Shares held in treasury in 2002 and owned by Tamsider, a subsidiary of the Company, in 2001 and 2000.These shares were eliminated in consolidation.

      At the December 16, 2002 ordinary Tamsider shareholders’ meeting, a reduction of variable capital stock in the amount of Ps60,225 was approved, which was effected by the transfer of a certificate held by Tamsider for 3,650,000 shares of Tamsa.

      At the April 30, 2002 ordinary shareholders’ meeting, dividends amounting to Ps283,671 (Ps273,546 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.1182 per dollar) were declared, payable on May 31 of that year. Dividend payments were not subject to withholding tax.

      At the April 27, 2001 ordinary shareholders’ meeting, dividends amounting to Ps312,105 (Ps291,075 nominal, equivalent to $0.0875 dollars per share and to $0.4374 dollars per ADR at the exchange rate of Ps9.7025 per dollar) were declared, payable on May 30 of that year. The payment of these dividends was subject to a 7.6925% income tax withholding.

      The capital stock balance at December 31, 2002 and 2001, expressed in of thousands of Mexican pesos of December 31, 2002 purchasing power, comprised the following:

Contributions in historical pesos	Ps1,195,221
Cumulative inflation adjustments	9,499,245

Amounts as reported in the consolidated balance sheet	Ps10,694,466

      As of December 31, 2002, the Company and its subsidiaries had retained earnings amounting to Ps923,475 appropriated to legal reserves.

      Dividends paid from previously taxed retained earnings (which amounted to Ps1,368,189 at December 31, 2002) are not subject to any income tax payable by the Company. Dividends paid from retained earnings not previously taxed are subject to a 51.52% tax payable by the Company.

      Capital reductions are accorded the same tax treatment as dividends for any amount exceeding the value of the cash contributions, adjusted for inflation, plus previously taxed earnings and reinvested previously taxed earnings, in accordance with the provisions of the Income Tax Law. Such inflation-indexed contributions amounted to Ps14,655,487 at December 31, 2002.

Note 6 — Income Tax, Asset Tax and Employees’ Statutory Profit Sharing:

      The Company and its subsidiaries do not file a consolidated income tax return.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The provisions for income tax, asset tax and employees’ statutory profit sharing charged to income were as follows:

	Years ended December 31,

	2002	2001	2000

Income tax currently payable	(Ps517,162)	(Ps477,259)	(Ps193,609)
Asset tax	(2,927)	(3,925)
Employees’ statutory profit sharing	(142,583)	(105,610)	(113,849)

	(662,672)	(586,794)	(307,458)
Deferred income tax	246,938	(5,916)	(176,285)
Tax benefit (see last paragraph of this Note)	355,620

	(Ps60,114)	(Ps592,710)	(Ps483,743)

      Following is a reconciliation of financial reporting income before income tax and taxable income.

	Years ended December 31,

	2002	2001	2000

Consolidated income before taxes, employees’ statutory profit sharing, equity in associated companies and other items	Ps1,212,184	Ps1,473,845	Ps957,847
Permanent differences:
Net monetary loss for tax purposes	(98,942)	(78,074)	(122,082)
Gain on net monetary position	(59,340)	(24,225)	(24,810)
Timing differences:
Depreciation and other items	501,307	433,810	417,005
Depreciation and accelerated depreciation of fixed asset acquisitions	(216,645)	(147,151)	(206,096)
Excess of cost of sales over inventory purchases	57,116
Deduction of inventory purchases in excess of cost of sales		(99,728)	(47,634)
Other items	203,360	(63,825)	103,011

Combined net taxable income	1,599,040	1,494,652	1,077,241
Current year tax losses	5,957		622

Taxable income	1,604,997	1,494,652	1,077,863
Tax rate (%)	35	35	35

	561,749	523,128	377,252
Restatement for inflation	15,997	10,888	8,768

	577,746	534,016	386,020
Recovery of asset tax, amortization of prior years’ tax losses and other	(60,584)	(56,757)	(192,411)

Provision for income tax	Ps517,162	Ps477,259	Ps193,609

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The main temporary differences of Tamsa and its Mexican subsidiaries for which deferred income tax is recognized are analyzed as follows:

	At December 31,

	2002	2001

Inventories	Ps1,172,449	Ps951,249
Properties, plant and equipment — Net	6,048,588	5,586,785
Provisions and allowances	(405,032)	(243,645)
Tax loss carryforwards	(77,720)	(69,095)

	6,738,285	6,225,294
Income tax rate (average rate in 2002)	32%	35%

Deferred income tax	2,180,566	2,178,853
Asset tax carryforwards	(15,277)	(24,696)
Valuation allowance of Riga	5,832

Deferred income tax payable	Ps2,171,121	Ps2,154,157

      Deferred income tax of the year was determined as follows:

	At December 31,

	2002	2001

Deferred income tax at the end of the year	Ps2,180,566	Ps2,178,853
Deferred income tax at the beginning of the year	(2,178,853)	(2,331,971)
Application to the loss from holding non-monetary assets	(248,651)	159,034

Deferred income tax of the year	(Ps246,938)	Ps5,916

      As a result of modifications to the Income Tax Law approved on January 1, 2002, the current income tax rate of 35% will be reduced by 1% annually beginning in 2003 until it reaches a rate of 32% in 2005.

      At December 31, 2002, deferred income tax was calculated applying the income tax rate that will be effective on the date of reversal of the temporary differences; consequently, deferred income tax payable was reduced by Ps156,716. This benefit is included in the provision for income tax of the year 2002, as a part of deferred income tax.

      At December 31, 2002, the Company and its subsidiaries had an aggregate Ps77,720 of accumulated tax losses, which can be applied against profits subject to income tax arising in subsequent years, as shown below:

Year of	Restated	Year of
origin	amount	expiration

1998	Ps37,064	2008
2000	18,315	2010
2001	8,282	2011
2002	14,059	2012

	Ps77,720

      The foregoing tax loss carryforwards were restated as of December 31, 2002 in accordance with the provisions of the Income Tax Law.

      According to the Mexican tax Law, the Company must pay annually the higher of income or asset tax, which is determined based on the average value of assets, less certain liabilities established by Law.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Asset tax payments, when higher than income tax, are refundable and may be carried forward for ten years and credited against future income tax to the extent it exceeds future asset tax. The Company has the right to recover the asset tax paid through 2002 in the aggregate amount of Ps15,277, as shown below.

Year of	Restated	Year of
origin	amount	expiration

1993	Ps1,146	2003
1994	1,350	2004
1995	1,281	2005
1996	2,093	2006
1997	2,018	2007
1998	2,324	2008
1999	2,006	2009
2000	1,596	2010
2001	923	2011
2002	540	2012

	Ps15,277

      The asset tax amounts were restated in accordance with the provisions of the Asset Tax Law.

      In 2002, 2001 and 2000, the Company recorded provisions of Ps142,583, Ps105,610 and Ps113,849 (Ps138,583, Ps97,804 and Ps74,245 nominal amounts), respectively, corresponding to employees’ statutory profit sharing, which were charged to income of those years.

Tax benefit:

      During 2002, Tamsa received a favorable decision in the injunction case brought by Tamsa against the Ministry of Finance regarding tax inequality. This decision increased recoverable income tax loss carryforwards of prior years, the main effect of which was a benefit of Ps355,620 (Ps338,740 nominal), which is included in the provision for income tax, asset tax and employees’ statutory sharing in the statement of income for the year ended December 31, 2002.

Note 7 — Balances and Transactions with Related Parties:

      The Company had the following balances with related parties:

	December 31,

	2002	2001

Accounts and notes receivable	Ps1,162,015	Ps877,951
Advance payments for construction in progress	174	7,212
Accounts and notes payable	(335,007)	(185,933)
Other accounts payable		(44)

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     Transactions with related parties are summarized as follows:

	Years ended December 31,

	2002	2001	2000

Revenues
Sales of pipe	Ps2,656,521	Ps2,894,687	Ps2,614,283
Rent and services	110,230	68,906	69,966
Interest earned	17,234	12,015	25,647
Purchases and expenses:
Purchase of raw materials and pipe	Ps565,654	Ps220,763	Ps366,174
Purchase of manufacturing equipment, tools and spare parts	8,138	8,052	16,070
Brokerage service commissions	173,589	166,255	119,999
Technical assistance and industrial support	4,116	11,259	30,833
Royalties	51,352	44,268	27,550
Investment in fixed assets	74,351	201,385	94,040
Plant maintenance	47,467	33,410	25,783
Other expenses	254,150	183,255	87,483

      The Company maintains several operating agreements with related parties derived from their strategic alliance.

Note 8 — Other Information:

      Following are details of certain amounts included in the consolidated balance sheets.

     a.  Cash and cash equivalents:

      The Company places its investments with high-credit-quality financial institutions. At December 31, 2002 and 2001, the Company had cash deposits amounting to Ps4,125 and Ps62,616, respectively, the use of which is restricted to guarantees granted in support of loans to subsidiaries and to cover bid and performance bonds related to export operations.

     b.  Accounts and notes receivable:

	December 31,

	2002		2001

Customers	Ps	1,245,950	Ps	775,337
Officers and employees		17,892		11,748
Recoverable income tax		6,753
Related parties		1,162,015		877,951
Other		218,778		164,853

		2,651,388		1,829,889
Allowance for doubtful accounts		(68,499)		(62,275)

	Ps	2,582,889	Ps	1,767,614

      The majority of the Company’s trade accounts receivable are derived from sales to affiliated companies, which make sales to unaffiliated companies that operate in the oil exploration and production industry. The Company performs ongoing credit evaluations of its customers’ financial condition, requires collateral whenever deemed necessary, and maintains allowances for potential credit losses.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     c.  Inventories:

	December 31,

	2002		2001

Raw materials	Ps	345,856	Ps	362,162
Finished and in-process goods		662,574		779,247
Supplies and spare parts		737,554		621,179

		1,745,984		1,762,588
Allowance for obsolescence		(257,016)		(234,007)

	Ps	1,488,968	Ps	1,528,581

     d.  Prepaid expenses and recoverable taxes:

	December 31,

	2002		2001

Other prepaid taxes	Ps	10,570	Ps	3,538
Debt issuance expenses and other		38,808		28,752
Deferred special maintenance expenses		—		37,242

	Ps	49,378	Ps	69,532

     e.  Other accounts payable and accrued expenses:

	December 31,

	2002		2001

Income tax payable	Ps	61,430	Ps	95,309
Employees’ statutory profit sharing payable		138,583		50,816
Other taxes payable		127,306		128,513
Interest and commissions payable		1,804		6,400
Related parties		—		44
Other		91,340		60,909

	Ps	420,463	Ps	341,991

Note 9 — Information About Segments and Foreign Operations:

      Tamsa operates primarily in one industry segment, the production and sale of seamless steel pipe used mainly in oil exploration and production. The Company generates sales from two geographic areas: Mexico and Venezuela. Sales from Venezuela are generated through Tavsa.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Net sales to individual foreign markets that exceeded 10% of consolidated net sales are as follows:

	2002	2001	2000

Net sales:
Mexico	Ps2,253,748	Ps2,140,692	Ps2,502,862
United States	369,328	365,331	264,285
Nigeria	518,801	210,130	108,043
Canada	317,029	414,881	447,620
Venezuela	387,400	1,287,787	1,167,920
Egypt	135,376	173,909	13,391
All other	2,746,593	2,306,297	1,958,886

Total	Ps6,728,275	Ps6,899,027	Ps6,463,007

      Sales to companies serving the Mexican oil industry were approximately 15% and 11% of net sales in the years ended December 31, 2002 and 2001, respectively.

      Following is a detail of additional disclosures required by International Accounting Standard 14, “Segment Reporting”, regarding geographic areas in which the Company operates:

	As of and for the year ended December 31, 2002

	Mexico	Venezuela	United States	Total

Balance sheet:
Total assets	Ps13,639,089	Ps507,458	Ps173,565	Ps14,320,112
Total liabilities	4,956,602	412,126	—	5,368,728
Income statement:
Depreciation and other non-cash expenses	(481,147)	(20,160)	—	(501,307)
Other information:
Equity in income (loss) of associated companies	23,859	(39,906)	—	(16,047)
Capital expenditures	122,926	61,286	—	184,212

      The Company has been involved in the following events regarding its foreign commercial activities:

a.     In June 1995 the US Department of Commerce (DOC) established compensatory quotas of 23.79% applicable to the Oil Country Tubular Goods (OCTG) exports, which was reduced to 21.79% in July 1996. During the five years in which the antidumping order was applicable, there were three administrative reviews in which no dumping margin was found. In August 2000, Tamsa started a sunset review process on this case. On March 9 and June 15, 2001, the final resolutions of the US International Trade Commission were issued, respectively, ratifying the continuation of the antidumping order. Tamsa appealed these decisions, which it considered as unjustified, before a North American Free Trade Agreement (NAFTA) panel; also, the Mexican government is preparing an appeal to the World Trade Organization.

b.   On June 30, 1999, the DOC filed an antidumping complaint against manufacturers of conduction seamless steel pipes of high and standard pressure from Japan, Romania, South Africa, Mexico and the Czech Republic. In July 2000, the final resolution on antidumping was issued, resulting in the imposition of a margin of 15.05%. The American industry agreed that line pipes installed in water deeper than 1,500 feet (458 meters) would not be subject to antidumping restrictions, since American steel manufacturers cannot produce these types of pipes.

c.    In March 1999, Tamsa (through the Mexican Ministry of Commerce and Industry, currently the Ministry of Economics) requested the initiation of an antidumping investigation and the application of

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

dumping margins on seamless steel pipe imports from Japan. The request refers to seamless steel line pipe with a diameter of 16 inches or less. In November 2000, the final resolution was issued establishing compensatory quotas of 99.9%, excluding pipe with a diameter smaller than 4 inches.

d.   In July 2002, Tamsa (through the Ministry of Economics) requested the initiation of an antidumping investigation and the application of dumping margins on conduction steel pipe, for non-oil use with a diameter smaller than 18 inches, imported from Russia and Romania. On October 18, 2002, the initiation of the investigation was published. The Company is currently responding to the complaints made by the importers and the manufacturers. The Mexican authorities have 130 business days (ending on April 18, 2003) from the initiation of the investigation, to issue a preliminary resolution, in which compensatory quotas would be established, if the investigation is continued.

e.     The Mexican steel industry requested the Ministry of Economics to increase duties on certain steel products from those countries that did not have trade agreements with Mexico, in order to protect itself against imports from those countries that cannot sell their products in the US and divert them to Mexico as an alternative market. On September 5, 2001, the Official Gazette published a decree in which the duties on 41 tariffs were modified, including all non-oil related seamless tubular products, as well as welded steel fittings.

      On March 15, 2002, duties for these products were subject to an increase, from 25% to 35%; this increase was motivated by the significant increase in imports from Eastern Europe. On September 24, 2002, the Mexican Government reduced these duties to 25%, which will be effective until September 2003.

Note 10 — Fair Value of Financial Instruments and Other Investments and Commitment:

      The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

      Cash and cash equivalents, short-term investments and accounts and notes receivable — The carrying amounts approximate their fair market value.

      Short-term notes payable to banks — The carrying amounts of the Company’s borrowings under its short-term credit agreements approximate their fair value. These liabilities are presented in the consolidated balance sheets at their face value. The interest payable on these liabilities is included in other accounts payable and accrued expenses and the carrying amounts of these liabilities also approximate their fair market values.

      Derivative financial instruments — The Company enters into forward contracts in foreign currencies, metals and energy sources.

      To hedge the decrease in natural gas market price, on March 2, 2001, the Company entered into an agreement with ENRON North America Corp. (ENRON) for a put option to sell 200,000 million British Thermal Units (BTU) of natural gas monthly, with a strike price of $4.05 dollars per million BTU from March 1, 2002 to December 31, 2003. However, as a result of ENRON’s bankruptcy, there is no reasonable prospect of exercising the Company’s option under this contract, consequently the premium of $2,290 paid to ENRON was written off in the last quarter of 2001.

      In order to cover its exposure from the contract signed with Petróleos Mexicanos (PEMEX), mentioned below, and to swap the fixed price from $4 dollars per million BTU established in the contract to the market price, during March 27 and April 5, 2002, the Company entered into two option contracts with Citibank, N. A., New York and JP Morgan Chase Bank to sell 160,000 million BTU of natural gas monthly for each contract, at a strike price of $4 dollars per million BTU when market prices of natural

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

gas are not lower than $2 dollars and not higher than $4 dollars per million BTU, for the period from May 1, 2002 to February 28, 2003; likewise, for the period from March 1, to December 31, 2003, the strike price is $4 dollars per million BTU when market prices of natural gas are not lower than $2.25 dollars and not higher than $4 dollars per million BTU. Likewise, the Company is obligated to sell natural gas at $4 dollars when market prices are higher than $4 dollars for the period from May 1, 2002 to December 31, 2003. Additionally, the Company is obligated to buy 320,000 million BTU of natural gas monthly at a base price of $2.765 dollars per million BTU, for the period from January 1, 2004 to December 31, 2005. At December 31, 2002, the fair value of these instruments was a liability of Ps29,567, which was charged to income of the year as a part of cost of products sold.

      In order to hedge the exchange rate exposures on receivables denominated in euros maturing in January and March, 2003, on December 10 and 13, 2002, the Company entered into two forward contracts to sell EUR8,973 and EUR2,000 at a fixed exchange rate of $1.003 and $1.0194 per EUR, respectively, with maturities at January 31 and March 27, 2003, respectively. At December 31, 2002, the Company recorded a loss provision of $418; however, at the maturity of these forward contracts the Company will realize an exchange gain of $174.

Commitment:

      On February 22, 2001, the Company entered into a three-year agreement with PEMEX to receive approximately 296,600 million BTUs of natural gas, on a monthly basis, for the period from January 1, 2001 to December 31, 2003, at a fixed price of $4.0 dollars per million BTU.

Note 11 — Investments in Associated Companies:

      Investments in associated companies are as follows:

				Cumulative
			Cumulative	inflation
			equity	and	Investments at
		Historical	in	translation	December
December 31, 2002	% equity	cost	losses	adjustments	31, 2002

- Consorcio Siderurgia Amazonia, Ltd.	14.11	Ps895,726	(Ps1,021,239)	Ps47,118	(Ps78,395)
- Convertible debentures of Amazonia	—	214,583	—	245	214,828
- Sidtam, Ltd.	49.00	164,720	(5)	7,584	172,299
- Complejo Siderúrgico de Guayana, C.A	7.58	66,317	—	52,622	118,939
- Other	—	46,092	35,453	8,481	90,026

		Ps1,387,438	(Ps985,791)	Ps116,050	Ps517,697

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

				Cumulative
			Cumulative	inflation
			equity	and	Investments at
		Historical	in	translation	December
December 31, 2002	% equity	cost	losses	adjustments	31, 2001

- Consorcio Siderurgia Amazonia, Ltd.	14.11	Ps895,726	(Ps836,381)	Ps122,531	Ps181,876
- Convertible debentures of Amazonia	—	214,583	—	(13,274)	201,309
- Valuation allowance for investment in Amazonia and convertible debentures	—	(137,134)	—	(7,818)	(144,952)
- Sidtam, Ltd.	49.00	164,720	(5)	(3,260)	161,455
- Complejo Siderúrgico de Guayana, C.A	7.58	66,317	—	52,622	118,939
- Goodwill in shares of TAVSA — Net	—	36,662	—	2,090	38,752
- Goodwill in shares of RIGA	—	12,979	—	1,048	14,027
- Other	—	25,171	11,595	6,179	42,945

		Ps1,279,024	(Ps824,791)	Ps160,118	Ps614,351

     Consorcio Siderurgia Amazonia, Ltd.

      On January 27, 1998, Consorcio Siderurgia Amazonia, Ltd. (Amazonia), of which Tamsa owned 12.5% through its wholly-owned subsidiary Tamsider LLC, acquired 70% of CVG Siderúrgica del Orinoco, C. A. (Sidor), a Venezuelan company, for $1,202,000. The purchase price was subsequently reduced by $150,000.

      The share purchase agreement contains certain covenants for Amazonia and its shareholders, for a period of five years, that should be guaranteed by Amazonia’s shareholders to the Fondo de Inversiones de Venezuela (currently The Venezuelan Bank of Economic and Social Development) and Corporacion Venezolana de Guayana (CVG) for up to $150,000. Covenants include the obligations to continue with Sidor’s operations, to supply the requirements of the Venezuelan market, to make certain capital investments and to manage the labor force, as well as the obligation to maintain majority ownership of Sidor. This guarantee would be reduced to $125,000 in 2001 and to $75,000 in 2002, if there were no execution of the guarantee in the immediately preceding year. At December 31, 2002, Tamsa’s maximum guarantee was $9,375; this guarantee expired in January 2003.

      Additionally, the stockholders of Amazonia entered into an agreement under which it and its stockholders were jointly liable to the Venezuelan government for certain debt of Sidor amounting to $602,800. This guarantee was limited only to any interest due and unpaid during the years ended December 31, 1998 and 1999; however, from the third year onwards it also covered any principal amounts due and unpaid.

      On February 23, 2000, Amazonia and Sidor completed the agreements with their creditors to restructure their respective debts. The restructuring agreement with the creditors of Amazonia and of Sidor required additional contributions of $300,000 by the stockholders of Sidor, of which $210,000 were provided indirectly by the stockholders of Amazonia through the subscription of subordinated convertible debt and through capital contributions, and the Company was granted a two-year grace period before commencing repayments of its restructured liabilities.

      Tamsa’s participation, via Tamsider LLC, was $36,144, which included capital and interest due on prior loans to Sidor of $18,866. A portion of the funds, $18,137, was contributed as capital stock,

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

increasing Tamsider LLC’s equity in Amazonia from 12.5% to 14.1%, and the remainder as subscription of convertible debentures of subordinated debt of $18,007 issued by Amazonia. Tamsider LLC’s participation included the portion corresponding to Siderúrgica Venezolana Sivensa, S. A., a stockholder of Amazonia, which was not in a position to contribute additional funds.

      As a result of the restructuring, Amazonia had debt of approximately $245,000 (excluding the subordinated convertible debt detailed later in this Note) and Sidor’s debt was approximately $1,200,000. Additionally, Sidor agreed to assign a part of its fixed assets to a trust designating its creditors as beneficiaries for up to $827,000. As of December 31, 2002, Amazonia and Sidor had debt of approximately $313,000 and $1,580,000, respectively. Tamsider LLC’s shares in Amazonia continue to be pledged to Amazonia’s creditors.

      As a consequence of the worldwide steel industry crisis, the slow-down in the financial markets, the adverse economic and political situation in Venezuela and other adverse factors, at December 31, 2002, Sidor was in default on certain contractual obligations under the restructuring agreement with its creditors and The Venezuelan Investment Fund, such as: (i) payment of interest due on December 18, 2001, (ii) the deposit of payments of interest, in reserve accounts, on certain debts as stated in the restructuring agreements, and (iii) meeting certain financial ratios. As a result of this default, Sidor’s debt may be accelerated at the option of its creditors.

      Amazonia and Sidor have initiated in December 2001 negotiations with their creditors and The Venezuelan Investment Fund to restructure their debt.

      Tamsa accounts for its equity in the losses of Amazonia, through its subsidiary, by translating Amazonia’s financial statements expressed in US dollars at the balance sheet exchange rate. Additionally, Tamsa recognized a gain on net monetary position corresponding to Amazonia of Ps77,894 and Ps41,572 during 2002 and 2001, respectively, which is included in the equity in loss of associated companies in accordance with Statement B-15 issued by the MIPA.

      Due to Sidor’s financial situation, as a result of the events mentioned above, at December 31, 2001, Tamsider LLC recorded a valuation allowance of Ps154,688 ($15,000) to reduce the value of its investment in Amazonia and the subordinated convertible debentures, which was applied against the equity in the result of Amazonia of the year 2002. Tamsa’s initial investment, made through Tamsider LLC, of $87,800 and its additional capital contribution of $18,137 have been reduced to Ps136,433 ($13,230) at December 31, 2002, due to the recognition of Amazonia’s losses using the equity method of accounting. Assets of Tamsider LLC comprise Amazonia’s shares and the subordinated convertible debentures.

      At December 31, 2002, Tamsider LLC had a maximum exposure of $98,799 corresponding to guarantees covering Sidor’s debt with The Venezuelan Bank of Economic and Social Development (formerly The Venezuelan Investment Fund).

Note 12 — Reconciliation Between Mexican (Mexican GAAP) and United States (US GAAP) Generally Accepted Accounting Principles:

      The Company’s consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain respects from US GAAP. The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Statement B-10, “Recognition of the Effects of Inflation on Financial Information”. The application of this statement represents a comprehensive measure of the effects of price level changes in the Mexican economy, which for many years was hyperinflationary, and is considered to result in a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      Therefore, the following reconciliations to US GAAP do not include the reversal of such inflationary effects, except for the valuation of machinery and equipment of foreign origin since 1997, as explained later in this Note.

      The main accounting differences between Mexican GAAP and US GAAP are itemized in the reconciliations below (net of any price-level gain or loss), to show their effects on net income and shareholders’ equity. Significant US GAAP disclosure requirements that do not represent quantifiable accounting differences are itemized and explained following the reconciliations.

     Reconciliation of consolidated net income

	Year ended December 31,

	See
	Sub-Note		2002	2001	2000

Net income corresponding to majority shareholders under Mexican GAAP			Ps1,177,049	Ps574,947	Ps439,319
Depreciation of machinery and equipment of foreign origin	(a	)	51,122	(17,248)	(31,085)
Deferred income taxes	(b	)	(8,682)	72,709	103,948
Deferred employees’ statutory profit sharing	(b	)	10,390	(17,084)	21,377
Revenue recognition	(c	)	91,965	(28,893)	(101,169)
Purchase accounting differences affecting Company’s investment in Amazonia, associated company	(e	)	—	109,631	5,704
Purchase accounting and pre-operating expense differences affecting the acquisition of TAVSA, subsidiary — Net of amortization	(e	)	41,917	19,376	27,476
Minority interest effect of adjustments			(12,575)	(5,812)	(8,243)
Interest capitalized in construction in progress	(g	)	30,447	27,140	43,209

Net income under US GAAP			Ps1,381,633	Ps734,766	Ps500,536

Weighted average number of shares outstanding			339,284,120	339,284,120	339,284,120

Basic earnings per share computed under
US GAAP (in Mexican pesos)			Ps4.07	Ps2.17	Ps1.48

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     Reconciliation of comprehensive net income

      Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (SFAS 130), establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income, translation adjustments related to foreign subsidiaries and loss from holding non-monetary assets. The following table summarizes the components of comprehensive income:

	Years ended December 31,

	2002	2001	2000

Net income under US GAAP	Ps1,381,633	Ps734,766	Ps500,536
Cumulative translation adjustment related to foreign subsidiaries	(64,548)	(112,056)	(149,567)
Gain (loss) from holding non-monetary assets	145,409	(178,380)	(121,016)

Comprehensive net income under US GAAP	1,462,494	444,330	229,953
Cumulative comprehensive loss at the beginning of the year under US GAAP	(7,659,708)	(8,104,038)	(8,333,991)

Cumulative comprehensive loss at the end of the year under US GAAP	(Ps6,197,214)	(Ps7,659,708)	(Ps8,104,038)

     Reconciliation of shareholders’ equity

	At December 31,

	See
	Sub-
	Note		2002	2001	2000

Shareholders’ equity under Mexican GAAP			Ps8,963,714	Ps7,598,793	Ps7,755,730
Restatement of machinery and equipment of foreign origin	(a	)	2,537,969	3,174,297	2,885,915
Accumulated depreciation of machinery and equipment of foreign origin	(a	)	(68,109)	(119,231)	(101,982)
Deferred income taxes	(b	)	(819,261)	(1,059,238)	(972,911)
Deferred employees’ statutory profit sharing	(b	)	(863,317)	(873,707)	(856,624)
Revenue recognition	(c	)	(38,098)	(130,063)	(101,169)
Purchase accounting differences affecting Company’s investment in Amazonia, associated company	(e	)			(109,631)
Purchase accounting and pre-operating expense differences affecting the acquisition of Tavsa, subsidiary — Net of accumulated amortization	(e	)		(41,917)	(61,293)
Minority interest effect of adjustments				12,575	18,388
Interest capitalized in construction in progress	(g	)	131,834	101,387	74,248

Shareholders’ equity under US GAAP			Ps9,844,732	Ps8,662,896	Ps8,530,671

     Analysis of changes in shareholders’ equity under US GAAP

	2002	2001	2000

Balance at beginning of year	Ps8,662,896	Ps8,530,671	Ps8,620,894
Net income under US GAAP	1,381,633	734,766	500,536
Gain (loss) from holding non-monetary assets	145,409	(178,380)	(121,016)
Translation adjustment of foreign subsidiaries	(64,548)	(112,056)	(149,567)
Dividends paid	(280,658)	(312,105)	(320,176)

Balance at year end	Ps9,844,732	Ps8,662,896	Ps8,530,671

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

Significant differences between Mexican GAAP and US GAAP

     a.  Restatement of machinery and equipment of foreign origin

      In accordance with the Fifth Amendment to Statement B-10, commencing in 1997 the Company elected to use inflationary factors of the country of origin applied to the acquisition costs expressed in the currency of origin, converted to Mexican pesos at the year-end exchange rates. Under US GAAP, this methodology does not comply with Rule 3-20 of the Securities and Exchange Commission (SEC)’s Regulation S-X for presenting price level adjusted financial statements, and consequently, the Company has determined the effects of the machinery and equipment of foreign origin.

      The difference between the machinery and equipment of foreign origin restatement determined in accordance with the Fifth Amendment to Statement B-10 compared to the restatement using the NCPI would have resulted in a higher value of these assets of Ps2,469,860 (net of accumulated depreciation of Ps68,109) at December 31, 2002, and Ps3,055,066 (net of accumulated depreciation of Ps119,231) at December 31, 2001.

     b.  Deferred income tax and employees’ statutory profit sharing

      The Company follows the provisions of revised Statement D-4, “Accounting Treatment of Income Tax, Asset Tax, and Employees Profit Sharing”. The provisions of Statement D-4 require the full asset and liability method, requiring the recognition of the deferred tax effects of all temporary differences between accounting and tax values of assets and liabilities.

      Under US GAAP, the Company follows Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (SFAS 109) to account its deferred income tax and profit sharing. The provisions of SFAS 109 require deferred income tax and profit sharing to be recognized for all temporary differences including the benefits from utilizing tax loss carryforwards and asset tax credits in the year in which the loss or credits arise (subject to a valuation allowance in respect of any tax benefits not expected to be realized). The subsequent realization of these benefits does not affect income.

      The temporary differences under SFAS 109 are determined based on the difference between the indexed tax-basis amount of the asset or liability and the related restated amount reported in the financial statements.

      The deferred income tax expense or benefit is calculated as the difference between: a) the deferred tax assets and liabilities at the end of the current period determined as indicated above, and b) the deferred tax assets and liabilities reported at the end of the prior period remeasured to units of current general purchasing power at the end of the current period. The deferred employees’ statutory profit sharing expense or benefit is calculated similarly.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The significant components of income tax expense under US GAAP were as follows:

	Year ended December 31,

	2002	2001	2000

Current tax	(Ps161,542)	(Ps477,259)	(Ps193,609)
Deferred tax	238,256	66,793	(72,336)

Total income tax	76,714	(410,466)	(265,945)

Current employees’ statutory profit sharing	(142,583)	(105,610)	(113,849)
Deferred employees’ statutory profit sharing	10,390	(17,084)	21,377

Total employees’ statutory profit sharing *	(132,193)	(122,694)	(92,472)

Asset tax	(2,927)	(3,925)

Total income tax, employees’ statutory profit sharing and asset tax	(Ps58,406)	(Ps537,085)	(Ps358,417)

*	Under US GAAP employees’ statutory profit sharing is classified as a component of operating expenses.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

      The income tax and profit sharing effects of significant items comprising the Company’s net deferred income tax and profit sharing assets and liabilities under US GAAP are as follows:

	December 31,

	2002	2001

Deferred income tax liabilities
Current:
Inventories	Ps536,369	Ps489,399
Other	10,223	3,221

	546,592	492,620
Property, plant and equipment	2,773,451	3,043,671

Total	3,320,043	3,536,291

Deferred income tax assets
Current:
Asset tax carryforwards	(13,970)	(27,956)
Tax loss carryforwards	(78,514)	(54,319)
Provisions	(99,206)	(50,743)
Revenue recognition	(12,953)	(45,522)

	(204,643)	(178,540)
Noncurrent:
Other	(202,206)	(205,853)

	(406,849)	(384,393)

Valuation allowance for deferred income tax of Tavsa	77,188	61,497

Net deferred income tax liability under US GAAP	2,990,382	3,213,395
Net deferred income tax liability under Mexican GAAP	2,171,121	2,154,157

US GAAP adjustment	Ps819,261	Ps1,059,238

Deferred employees’ statutory profit sharing liability
Current:
Inventories	Ps130,582	Ps139,733
Other	2,534	921

	133,116	140,654
Noncurrent:
Property, plant and equipment	803,215	813,780

	936,331	954,434

Deferred employees’ statutory profit sharing liability
Current:
Revenue recognition	(3,810)	(13,006)
Provisions	(12,940)	(8,904)

	(16,750)	(21,910)
Noncurrent:
Other	(56,264)	(58,817)

	(73,014)	(80,727)

Net deferred employees’ profit sharing liability under US GAAP	Ps863,317	Ps873,707

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     c.  Revenue recognition

      In December 1999, the SEC issued SAB No. 101, “Revenue recognition in Financial Statements” which summarizes the SEC staff’s interpretation of US GAAP related to revenue recognition and classification.

      In late 1998, the Company initiated a stocking program that provides just-in-time inventory services to its customers around the world. Under Mexican GAAP, revenues are recognized when materials are shipped to affiliated companies that deliver the materials to the customers when requested. Payments are subsequently made to the Company once the customers have paid the affiliated companies for the materials supplied under the terms of the agreements. Based on the guidance provided in SAB 101, revenue would not be recognized until the materials have been delivered to the customers and, accordingly, the Company has retroactively adjusted its revenues and costs of sales for materials that had not been delivered to its customers as of December 31, 2002, 2001 and 2000.

      The effect of prior years has been reported as a cumulative effect of change in accounting principle at December 31, 2000. Provided below is a summary of the revenues and costs of sales which would be deferred as of December 31, 2002, 2001 and 2000 under US GAAP.

	December 31,

	2002	2001	2000

Revenues	Ps150,884	Ps282,746	Ps289,054
Cost of goods sold	112,786	152,683	187,885

	Ps38,098	Ps130,063	Ps101,169

     d.  Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     e.  Accounting for workforce reduction programs and pre-operating expenses

      As explained in Note 11, the Company invested in two companies in Venezuela in 1998 in connection with the privatization of companies in the Venezuelan steel industry. As part of these investments, the Company and its partners developed business plans which contemplated workforce reductions in both companies.

      As a result of the Company’s plans to reduce the workforces in these companies, the liabilities associated with the reductions were accrued by Sidor and Tavsa as of the date of the acquisitions, which resulted in additional goodwill under Mexican GAAP. During the last quarter of 2001, due to the adverse financial condition of Sidor, the Company wrote off the remaining balance. For US GAAP purposes, however, due to the voluntary nature of the workforce reduction programs, as required by Venezuelan labor laws and the terms of the privatization agreements, the costs associated with these programs would be considered as an expense of the period in which the employees accepted the termination offers.

      Due to the start-up nature of the operations at Tavsa the Company deferred certain start-up costs. At December 31, 2002, the Company had amortized all deferred pre-operating expenses. At December 31, 2001 and 2000, deferred pre-operating expenses amounted to Ps41,917 and Ps61,293 (Ps29,342 and Ps42,905 net of minority interest), respectively. Under US GAAP start-up costs are expensed as incurred.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     f.  Additional information about termination benefits

      Additional disclosures required by SFAS 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits-an amendment of FASB Statements No. 87, 88 and 106” are as follows:

	December 31,

	2002	2001

Change in benefit obligation:
Benefit obligation at the beginning of the year	Ps12,004	Ps9,787
Service cost	729	652
Interest cost	523	432
Actuarial losses	1,715	1,774
Benefits paid	(1,181)	(1,071)
Inflation effects	(263)	430

Net liability position at the end of the year	Ps13,527	Ps12,004

	December 31,

	2002	2001

Change in plan assets:
Fair value of plan assets at the beginning of the year	Ps2,208	Ps1,454
Actual return on plan assets	37	815
Inflation effects	(118)	(61)

Fair value of plan assets at the end of the year	Ps2,127	Ps2,208

     g.  Capitalization of interest

      Under Mexican GAAP, interest can be capitalized on loans identified with construction projects.

      Under US GAAP, interest is capitalized based upon total interest incurred in relation to additions to construction in progress. During 2002, 2001 and 2000, the Company would have capitalized Ps38,032, Ps40,174 and Ps47,199, respectively, of interest under US GAAP.

      The adjustment for capitalized interest is presented net of the effects of inflation and its corresponding depreciation on a straight-line basis. Depreciation of capitalized interest amounted to Ps7,585 in 2002, Ps13,034 in 2001 and Ps3,990 in 2000.

     h.  Equity method of accounting for Amazonia

      Under US GAAP, a company normally uses the equity method when it owns more than 20% but less than a controlling interest in an investee, provided that it can demonstrate that it has the ability to exercise significant influence over the investee’s operating and financial policies.

      At December 31, 2002 and 2001, Tamsa had a 14.1% interest in Amazonia; however, it has elected to account for this investment using the equity method since Tamsa forms part of the Techint Group, which had a combined interest of 39.5% in Amazonia at December 31, 2002 and 2001.

     i.  Statement of cash flows

      Under US GAAP, a statement of cash flows is prepared based on the provisions of SFAS 95, “Statement of Cash Flows”. This statement does not provide specific guidance for the preparation of cash flows statements for price-level-adjusted financial statements. Cash flows from operating, investing and financing activities in the following statement of cash flows have been adjusted for the effects of inflation

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

on monetary items. The effects of exchange rate changes and inflationary effects on cash have also been segregated from other cash flow activities.

	Year ended December 31,

	2002	2001	2000

Resources provided by operations:
Net income under US GAAP	Ps1,381,633	Ps734,766	Ps500,536

Adjustments to reconcile net income to resources provided by operating activities:
Monetary gain	(59,340)	(24,225)	(24,810)
Minority interest	(28,451)	9,501	(9,583)
Depreciation and other	487,338	451,059	448,089
Equity in loss of associated companies	16,047	181,299	46,906
Deferred income taxes and employees’ statutory profit sharing	(248,646)	(49,709)	50,959
Exchange loss	224,870	46,336	89,518
(Increase) decrease in accounts and notes receivable	(995,203)	111,617	(870,298)
Decrease (increase) in inventories	207,599	(199,577)	37,581
(Increase) decrease in prepaid expenses and recoverable taxes	(36,181)	207,043	140,623
Increase (decrease) in trade accounts payable	333,745	(237,493)	315,584
Increase (decrease) in other accounts payable and accrued expenses	109,350	(3,067)	152,906

Total adjustments	11,128	492,784	377,475

Resources provided by operations	1,392,761	1,227,550	878,011

Resources used in investing activities:
Purchase of associated companies	(2,740)	(52,606)	(24,667)
Purchase of convertible subordinate debentures	—	—	(185,566)
Purchase of property, plant and equipment	(222,244)	(878,326)	(495,305)

Resources used in investing activities	(224,984)	(930,932)	(705,538)

Resources used in financing activities:
Increase in short-term debt	399,964	633,462	1,006,715
Decrease in short-term debt	(340,195)	(742,955)	(1,873,673)
Increase in long-term debt	—	1,342,410	1,047,969
Repayments of long-term debt	(53,892)	(969,490)
Dividends paid	(280,658)	(312,105)	(320,176)

Resources used in financing activities	(274,781)	(48,678)	(139,165)

Net increase in cash and equivalents	892,996	247,940	33,308
Effect of exchange rate changes and inflationary effects on cash and equivalents	(61,192)	40,238	49,238
Cash and cash equivalents at beginning of year (nominal figures)	556,885	300,454	249,020

Cash and cash equivalents at end of year	Ps1,388,689	Ps588,632	Ps331,566

Supplemental cash flow information:
Interest paid net of interest capitalized	Ps50,712	Ps101,459	Ps143,108

Income tax and asset tax paid	Ps280,167	Ps370,392	Ps318,132

Other non-cash activities:
Investment in associated companies through the capitalization of accounts receivable	Ps18,659	Ps8,266	Ps194,418

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

     j.  Recently issued accounting pronouncements

      In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, “Business Combinations” (SFAS 141) which supersedes APB Opinion No. 16, “Business Combinations” and amends or supersedes a number of related interpretations of APB 16. The statement is effective for all business combinations initiated after June 30, 2001 and for all business combinations accounted for by the purchase method that are completed after June 30, 2001. SFAS 141 addresses financial accounting and reporting for business combinations, eliminates the pooling-of-interests method of accounting for business combinations, and prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. The adoption of SFAS 141 did not have a material effect on the consolidated financial statements.

      Also in July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142), which supersedes APB Opinion No. 17, “Intangible Assets”. SFAS 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business acquisition) should be accounted for in financial statements upon their acquisition. SFAS 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001. SFAS 142 is required to be applied at the beginning of an entity’s fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. The adoption of SFAS 142 did not have a material effect on the consolidated financial statements.

      In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143). SFAS 143 requires the recognition of a liability for the legal obligations associated with the retirement of a tangible long-lived asset that results from the acquisition, construction and/or normal operation of the asset. The liability is recognized at fair value in the period in which it is incurred if a reasonable estimate of fair value can be made. A corresponding asset retirement cost is added to the carrying value of the long-lived asset and is depreciated to expense using a systematic and rational method over its useful life. SFAS 143 is effective for fiscal years beginning after June 15, 2002. Upon initial adoption, a liability is recognized for existing asset retirement obligations and the associated asset retirement cost is capitalized as an increase to the carrying value of the asset. The recognized liability and asset are adjusted for cumulative accretion and accumulated depreciation, respectively, from the time period when the asset retirement obligation would have originally been recognized had this statement been in effect to the date of initial adoption. The cumulative effect of initial adoption of SFAS 143 is recorded as a change in accounting principle. Management is currently evaluating the impact that the adoption of SFAS 143 will have on the consolidated financial statements.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” and the accounting and reporting provisions of APB Opinion No. 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. SFAS 144 retains the fundamental provisions of SFAS 121 for recognition and measurement of the impairment of long-lived assets to be held and used, but resolves a number of implementation issues and establishes a single accounting model for assets to be disposed of. SFAS 144 also retains the requirements to report discontinued operations separately from continuing operations and extends that reporting to a component of an entity that either has been disposed of by sale, abandonment or distribution to owners or is classified as held for sale. The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001 and their interim periods.

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

The provisions of SFAS 144 for long-lived assets to be disposed of by sale or otherwise are effective for disposal activities initiated after the effective date of SFAS 144 or after its initial application. The adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of SFAS Nos. 4, 44, and 64, Amendment of SFAS 13, and Technical Corrections as of April 2002.” SFAS 145 rescinds SFAS No. 4, “Reporting Gains and Losses from Extinguishment of Debt,” SFAS No. 44, “Accounting for Intangible Assets of Motor Carriers,” and SFAS 64, “Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements.” As a result, gains and losses from extinguishment of debt will no longer be classified as extraordinary items unless they meet the criteria of unusual or infrequent as described in Accounting Principles Boards Opinion 30, “Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.” In addition, SFAS 145 amends SFAS No. 13, “Accounting for Leases,” to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. SFAS 145 is effective for fiscal years beginning after May 15, 2002. Management is currently evaluating the impact that the adoption of SFAS 145 will have on the consolidated financial statements.

      In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”). The issuance of SFAS 146 nullifies the former guidance provided by the Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)” (“EITF 94-3”). SFAS 146 requires the recognition of a liability for costs associated with exit or disposal activity when the liability is incurred, rather than on the date commitment to an exit or disposal plan. SFAS 146 is effective for liabilities, related to exit or disposal activities, which are incurred after December 31, 2002, while earlier application is encouraged. Management is currently evaluating the impact that the adoption of SFAS 146 will have on the consolidated financial statements.

      In October 2002 the FASB issued SFAS No. 147 “Acquisitions of Certain Financial Institutions” (SFAS 147), an amendment of SFAS No. 72 and 144 and FASB Interpretation No. 9. SFAS 147 provides guidance for (1) the accounting and reporting for the acquisition of all or part of a financial institution, excluding those transactions between two or more mutual enterprises and (2) accounting for the impairment or disposal of long-term customer relationship intangible assets of financial institutions, including the long-term customer-relationship intangibles of mutual enterprises. The provisions of SFAS 147 regarding the method of accounting to be used for acquisitions of financial institutions are effective for acquisitions for which the date of the acquisition is on or after October 1, 2002. The guidance for the impairment or disposal of long-term customer relationship intangible assets of financial institutions, including mutual enterprises, is effective on October 1, 2002. The Company management believes that the adoption of SFAS 147 will not have a material impact on the consolidated financial statements.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FAS 123” (SFAS 148). As the title of the standard implies, it is fairly limited in its scope, however it will have implications for all entities that issue stock-based compensation to their employees. The standard is intended to encourage the adoption of the accounting provisions of SFAS 123. It is also intended to address constituent concerns about the so-called “ramp-up effect” on net income that resulted from the application of the transition guidance originally required by SFAS 123. The transition and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. Early application is permitted, provided that the entity has not yet issued its

TUBOS DE ACERO DE MEXICO, S. A. AND SUBSIDIARIES
(a subsidiary of Tenaris, S. A.)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002, 2001 AND 2000

fiscal 2002 financial statements. The new interim disclosure provisions are effective for the first interim period beginning after December 15, 2002. The Company management believes that the adoption of SFAS 148 will not have a material impact on the consolidated financial statements.

Guillermo Vogel H.	Claudio Gugliuzza
Vice Chairman of the Board	Administrative Director

STATUTORY AUDITOR’S REPORT

February 21, 2003

To the General Meeting of Shareholders of Tubos de Acero de México, S.A.

In my capacity as Statutory Auditor and in accordance with the Article 166 of the General Corporations Law and with the company’s by laws, I submit my report upon the correctness, sufficiency and fairness of the financial information that the Board of Directors has presented to your attention in relation with the Company’s operations for the year ended December 31, 2002.

I attended the stockholders’ meetings and the meetings of the Board of Directors to which I have been called, and obtained from Management the information on operations, documentation and records that I considered it necessary to examine. My review has been performed in accordance with auditing standards generally accepted in Mexico.

In my opinion, the accounting and reporting policies and criteria followed by the Company and applied by Management in preparing the financial information presented to this Meeting are appropriate and adequate and have been applied on a basis consistent with that of the previous year; therefore, such information correctly, fairly and adequately presents the financial position of Tubos de Acero de México, S. A. and subsidiaries at December 31, 2002 and the results of its operations, the changes in its stockholders’ equity and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Mexico.

CORPORATE INFORMATION

Address

Headquarters and Industrial Plant

Km. 433.7 Carretera
México—Jalapa—Veracruz
Veracruz, México
Tel: (52-229) 989-1100
Fax: (52-229) 989-1600

Mexico City Office

Edificio Parque Reforma
Campos Elíseos 400, Piso 17
11560 México, D.F.
Tel: (52-55) 5282-9900
Fax:(52-55) 5282-9961

Stock Information

Bolsa Mexicana de Valores, S.A. de C.V.

      TAMSA
American Stock Exchange:
      TAM

Depositary Bank

Morgan Guaranty Trust of New York
CUSIP Number 898592506

Contacts for Corporate Information

José Ramón Calderón (jrcalderon@tamsa.com.mx)

Tel: (52-55) 5282-9900
Fax: (52-55) 5282-9961

Web page

www.tamsa.com.mx

Headquarters and Industrial Plant	www.tamsa.com.mx	Mexico City Office

Km. 433.7 Carretera	Edificio Parque Reforma

México-Jalapa-Veracruz	Campos Elíseos 400, piso 17

Veracruz, México	11560 México, D.F.

Tel: (52-229) 989-1100	Tel: (52-55) 5282-9900

Fax: (52-229) 989-1600	Fax: (52-55) 5282-9961